Canadian Oil Sands

04036052

Email: trudy_currran@cos-trust.com

July 28, 2004

SEC MAIL PROCESSING RECEIVED JUL 29 2004 WASH. D.C. 152 SECTION

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. June 23, 2004 Press Release regarding $200 million five year notes;
2. July 21, 2004 Press Release regarding the second quarter financial results;
3. Interim MD&A;
4. Interm Financial Statements;
5. Exhibit to the Consolidated Financial Statements for the three months ended June 30, 2004; and
6. Selected financial results for the periods ending June 30, 2004.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

dlo 8/9

TMC/cej
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

second quarter report

Steadfast second quarter performance leads to record results for the first half of 2004 at Canadian Oil Sands Trust

Calgary, Alberta (July 21, 2004) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced its financial results and a distribution of $0.50 per Trust unit for the quarter ended June 30, 2004. The second quarter distribution will be paid on August 31, 2004 to unitholders of record on August 3, 2004.

"Syncrude's Stage 3 expansion is on track with its new execution plan while its safe, reliable operations continued through the second quarter of 2004, leading to record-breaking production totalling about 44 million barrels, gross to Syncrude, for the first half of the year. We have passed the half way point on construction of the upgrader expansion and are also more than half way to our annual production target with most of our scheduled maintenance work for the year behind us," said Marcel Coutu, President and Chief Executive Officer. "The diligent operating performance by Syncrude, combined with persistently robust crude oil prices, has resulted in higher cash flow than originally estimated, further supporting our funding for the Stage 3 expansion and our objective of maintaining stable distributions."

Overview of second quarter 2004 results

- An increase in Syncrude Sweet Blend ("SSB")™ production, higher crude oil prices and a larger Syncrude working interest contributed to a 149 per cent increase in funds from operations per Trust unit during the second quarter of 2004, reaching $1.77, or a total of $155 million, compared to $0.71, or a total of $56 million, in the same period of 2003. Similarly, year-to-date funds from operations per Trust unit were up 128 per cent to $3.39, or a total of $297 million.
- Net income in the second quarter of 2004 was $98 million, or $1.12 per Trust unit, as compared to $64 million, or $0.80 per Trust unit, in the same period of 2003. Net income before unrealized foreign exchange gains (losses) and future income tax expense (recoveries), which is a better measure of operating performance, was $110 million, or $1.25 per Trust unit, in the second quarter of 2004, compared to $32 million, or $0.40 per Trust unit, in same quarter of 2003.
- SSB production, net to the Trust, was up 22 per cent to total 7.4 million barrels, or an average 81,000 barrels per day, for the second quarter of 2004 compared to 2003. Production in the second quarter of 2004 reflects scheduled maintenance of minor units while the same quarter of last year was impacted by the larger scheduled turnaround of a coker. As well, the Trust held a higher Syncrude ownership interest of 35.49 per cent in the second quarter of 2004 than the

31.74 per cent held in the prior year quarter. For the first half of 2004, production was up 51 per cent, totalling 15.6 million barrels, or an average 85,560 barrels per day. Gross to Syncrude, SSB production of 43.9 million barrels during this period surpassed the project's last best performance for the first six months of a year by 3.5 million barrels.

- Operating costs in the second quarter of 2004 averaged $19.00 per barrel, 21 per cent lower than the same period last year. On a year-to-date basis, operating costs were down 26 per cent from 2003, averaging $17.94 per barrel. The Trust is forecasting average per barrel operating costs of $18.25 in 2004. Operating costs in the second quarter of 2004 were higher than this forecast due to the concentration of scheduled maintenance during the period.
- The Trust's realized selling price after hedging rose 11 per cent to $44.00 per barrel in the second quarter of 2004 compared to the same period of 2003. The significant increase in average West Texas Intermediate ("WTI") prices in the quarter-over-quarter periods was partially offset by the Trust's crude oil hedging losses and a slightly stronger Canadian dollar.
- Net debt-to-book capitalization was 43 per cent at the end of the second quarter of 2004, only slightly higher than the 40 per cent at December 31, 2003. This ratio reflects the higher debt used to fund the Stage 3 project, partially offset by stronger cash flows, which reduced the expected amount of borrowing, together with the stronger balance sheet equity contributions from earnings.

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Net Income	$ 97,995	$ 63,680	$ 201,433	$ 147,260
Per Trust unit- Basic and Diluted	$ 1.12	$ 0.80	$ 2.30	$ 2.03
Funds From Operations	$ 155,006	$ 56,293	$ 296,794	$ 107,881
Per Trust unit	$ 1.77	$ 0.71	$ 3.39	$ 1.49
Distributable Income	$ 43,889	$ 43,154	$ 87,640	$ 82,923
Per Trust unit	$ 0.50	$ 0.50	$ 1.00	$ 1.00
Syncrude Sweet Blend Sales Volumes *				
Total (MMbbls)	7.8	5.9	15.8	10.1
Daily average (bbls)	85,116	64,777	86,709	55,814
Per Trust unit (bbls/Trust unit)	0.1	0.1	0.2	0.1
Operating Costs per barrel	$ 19.00	$ 24.05	$ 17.94	$ 24.11
Average Selling Price per barrel				
Production revenue	$ 52.88	$ 42.78	$ 49.24	$ 46.91
Transportation and marketing expenses	(1.47)	(1.37)	(1.40)	(1.21)
Net revenues before hedging	$ 51.41	$ 41.41	$ 47.84	$ 45.70
Oil price hedging	(7.66)	(2.04)	(6.36)	(5.13)
Currency hedging	0.25	0.14	0.30	(0.05)
	$ 44.00	$ 39.51	$ 41.78	$ 40.52
West Texas Intermediate ($US per barrel)	$ 38.28	$ 28.91	$ 36.78	$ 31.32

* The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

2004 outlook updated

Production in the third quarter of the year is expected to total approximately 23 million barrels, or about 8.2 million barrels net to the Trust. Scheduled maintenance work for the period includes turnarounds of the LC-Finer and a hydrogen recovery and compression unit. The third quarter maintenance work completes the scheduled maintenance for the year, well positioning the Trust to realize its 2004 production forecast of a total 31 million barrels, which is up moderately from the outlook provided in November 2003, but within the Trust's forecast range for annual Syncrude production of between 82 and 87 million barrels in 2004, or 29 to 31 million barrels net to the Trust based on its 35.49 per cent interest. The upper end of the range reflects minor shutdowns to perform normal maintenance and tie-ins for the Stage 3 expansion, while the low end of this range incorporates the lower probability of a turnaround of Coker 8-2 as it nears its normal maintenance cycle.

The Trust also has revised upwards its average 2004 oil price forecast from US$31 to US$35 per barrel WTI, reflecting prices year-to-date and its expectation that prices will continue to be strong for the remainder of the year. Demand for crude oil is expected to remain strong, particularly from China and the U.S., and concerns about Middle East supply disruptions persist due to political instability in the region.

The Trust's crude oil price forecast, together with its outlook for production, its revised average currency exchange rate of US$0.75/Cdn for 2004, and the Trust's current hedge positions, result in projected net revenues of approximately $1.2 billion for the year. The Trust is projecting operating expenses of approximately $566 million, or $18.25 per barrel, for 2004, assuming a natural gas cost of $6.57 per gigajoule.

The Trust holds historical hedges of 39,000 barrels per day, or approximately 46 per cent of its forecast 2004 production at a total weighted average price of about US$26.27 per barrel, using a year-end exchange rate of US$0.75. Canadian Oil Sands completed its crude oil hedging for 2004 earlier this year and currently plans to substantially reduce its hedging program in 2005 and beyond as Stage 3 approaches completion. At this time, the Trust has not hedged any crude oil production beyond the 2004 calendar year.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' forecast. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to quantify.

Q2 2004 - 2004 Sensitivity Analysis					
	Annual [2]	**Funds from Operations Increase**		**Net Income Increase/(Decrease)**	
Variable [1]	**Sensitivity**	**$ millions**	**$/Trust unit**	**$ millions**	**$/Trust unit**
Syncrude operating costs decrease	C$1.00/bbl	32	0.36	32	0.36
Syncrude operating costs decrease	C$50 million	18	0.21	18	0.21
WTI crude oil price increase	US$1.00/bbl	22	0.25	22	0.25
Syncrude production increase	2 million bbls	28	0.32	25	0.28
Canadian dollar weakening	US$0.01/C$	12	0.13	(1)	(0.01)
AECO natural gas price decrease	C$0.50/GJ	11	0.13	11	0.13

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

We are estimating our share of Syncrude capital expenditures to total approximately $954 million in 2004, of which approximately 75 per cent will be directed to the Stage 3 expansion. This estimate is based on the updated project cost estimates provided by Syncrude in early March 2004.

Strong crude oil prices and reliable operations support the Trust's financing plans for its share of Syncrude's Stage 3 capital expenditures. In addition to utilizing funds from operations, the Trust will continue to utilize its bank facilities, new capital market debt issues and funds from its DRIP. However, new equity outside of the DRIP may be required in due course. During this Stage 3 financing period, the Trust will continue to strive to maintain stable distributions.

More information on the Trust's outlook is provided in the Management's Discussion and Analysis section of the second quarter 2004 report and the July 21, 2004 guidance document, which is available on the Trust's Web site at www.cos-trust.com under investor information, guidance document.

Syncrude continues solid operational performance

Figures provided below are the gross Syncrude numbers and are not net to the Trust.

SSB production during the second quarter of 2004 totalled 20.9 million barrels, or approximately 229,000 barrels per day, compared to 19.2 million barrels, or approximately 211,000 barrels per day, for the same period in 2003. Overall, production was nine per cent higher in the second quarter of 2004 over 2003.

"To date, Syncrude is having its best year ever as a result of safe, reliable operations over the first half of the year," said Charles Ruigrok, Syncrude Chief Executive Officer. "Cumulative production to the end of June totalled about 44 million barrels, or 241,000 barrels per day, surpassing the previous best start to a year by 3.5 million barrels."

During the second quarter of 2004, scheduled turnarounds were conducted on three units: a heavy gas oil hydrotreater and a naphtha hydrotreater in April and a light gas oil hydrotreater in June. Inventory build-up during the April turnarounds contributed to a new monthly record shipment for May 2004 of 8.4 million barrels, or 272,000 barrels per day. All of the second quarter 2004 maintenance work was completed as planned, and combined with the strong output in May, contributed to SSB production for the quarter surpassing the quarter estimate provided by Canadian Oil Sands in late April by nearly one million barrels.

The lost-time injury frequency rate for Syncrude employees and contractors for the quarter was 0.10 per 100 person years worked, significantly better than the Alberta average of 3.0. "We continue to make sure that both safety and quality remain priorities and we have now gone more than five million hours without a lost-time injury," said Jim Carter, Syncrude President and Chief Operating Officer. "That's particularly impressive given we have upwards of 5,500 construction workers on the project. I salute every employee and contractor for helping to ensure that the Syncrude site remains one of the safest in the country while achieving progress on the UE-1 construction."

UE-1 progress tracking closely to plan

The Upgrader Expansion ("UE-1") component of Syncrude's Stage 3 expansion continued to advance with construction progress and costs tracking closely to the revised plan announced in March 2004. By the end of June 2004, construction completion on UE-1 had surpassed the 50 per cent mark.

"We believe our year-end goal for UE-1 construction completion of 70 per cent is achievable given the progress made in the second quarter," said Syncrude Canada Chairman, Marcel Coutu. "The new sub-project approach we took when additional Syncrude and Owner personnel joined the project is beginning to pay off and craft labour availability remains high."

As at June 30, 2004 the Syncrude Joint Venture had expended approximately $5.3 billion of the total $7.8 billion estimated project cost for the Stage 3 expansion, which includes the completion of the Aurora 2 mining train in 2003. Net to Canadian Oil Sands, the total cost is equivalent to approximately $2.8 billion with $1.9 billion expended to the end of the second quarter of 2004.

The Stage 3 expansion is expected to result in annual Syncrude production growing to approximately 128 million barrels, or 45 million barrels net to the Trust, operating costs of about $13 to $14 per barrel, excluding energy expenses, and improved product quality to a new ultra-low sulphur crude oil known as "Syncrude Sweet Premium". The expansion is anticipated to be completed in early to mid 2006.

Foreign ownership declines slightly

Based on geographical data as of July 7, we estimate that approximately 59 per cent of the Trust's units are held by Canadian residents, with the remaining 41 per cent held by non-Canadian residents, down approximately five per cent from data as of April 15, 2004. The Trust's indenture provides that not more than 49 per cent of its Trust units can be held by non-residents. The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches. Under the trust indenture, which contains specific provisions that allow the Trust to control the level of its non-resident ownership, no action can be taken by the Trustee of the Trust until the 49 per cent non-resident unitholder limit is reached.

Premium distribution, distribution reinvestment and optional unit purchase plan (DRIP)

The DRIP allows unitholders to reinvest their distributions to receive new units at 95 per cent of the weighted average market price, or for Canadian resident unitholders only, the alternative of receiving, in cash, up to 102 per cent of the declared distribution.

Eligible unitholders who wish to participate in the Trust's DRIP must file their election form, in the case of registered Unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the August 3, 2004 record date**. Unitholders who hold their units in the name of a broker should contact their broker to ensure that the proper election forms are completed and sent in before August 3, 2004. Information on the plan and enrolment forms are available on the Trust's Web site or by calling investor relations.

Alberta passes limited liability legislation

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of Canadian Oil Sands Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for acts that occurred prior to July 1, 2004.

"I'm pleased that our unitholders and potential unitholders now have clarification on the issue of limited liability, and I would like to congratulate the Alberta government for taking the lead in passing the necessary legislation to address this issue in a timely manner," said Coutu.

Please see page 46 of Canadian Oil Sands' 2003 annual report for more information regarding unlimited liability.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 87.8 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future production, operations and costs, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the 2003 annual report of the Trust and the risk factors outlined in the annual information form dated March 22, 2004. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the six month periods ended June 30, 2004 and June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated realized price differential for SSP, the expected royalty payments in 2004 and beyond, the expected production level at Syncrude for 2004, the anticipated completion and cost of the UE-1 construction, ,the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the anticipated levels of foreign ownership and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

Strong second quarter financial results for Canadian Oil Sands were supported by reliable Syncrude operations, a larger Syncrude working interest ownership, and robust crude oil prices compared to the same period in 2003. These factors contributed to funds from operations of $155 million, or $1.77 per Trust unit, an increase of $99 million, or $1.06 per Trust unit over the second quarter of 2003. Net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries, which management believes is a better measure of operational performance, was $110 million, or $1.25 per Trust unit in the second quarter of 2004, compared to $32 million, or $0.40 per Trust unit, in the same period of 2003. Net income after these items in the second quarter of 2004 was $98 million, or $1.12 per Trust unit, as compared to $64 million, or $0.80 per Trust unit, in the same period of 2003.

Strong, reliable production at Syncrude resulted in second quarter production of 20.9 million barrels, or approximately 229,000 barrels per day, surpassing our forecast by almost one million barrels. Net to the Trust, production totalled 7.4 million barrels, or approximately 81,000 barrels per day. The Trust's production volumes may differ from its sales volumes due to changes in inventory, which are primarily in-

transit pipeline volumes. Comparatively, Syncrude produced 19.2 million barrels, or 6.1 million barrels net to the Trust, in the second quarter of 2003. The prior year quarter reflects a 31.74 per cent Syncrude ownership interest compared with the Trust's 35.49 per cent interest in the second quarter of 2004, which includes the 3.75 per cent working interest acquired on July 10, 2003. Production in the second quarter of 2004 reflected the impact of planned maintenance turnaround work on three of the upgrading plants, which was completed on time and on budget. With production for the first half of the year totalling almost 44 million barrels, Syncrude is now forecast to produce 87 million barrels, or 31 million barrels net to the Trust, in 2004, up marginally from prior guidance.

The table below presents net income before foreign exchange gains and losses and future income tax recoveries. As a result of a change in accounting policy related to asset retirement obligations as described in Note 2(a) of the interim consolidated financial statements, the 2003 comparative figures have been restated.

(in millions)	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003 Restated See Note 2(a)	2004	2003 Restated See Note 2(a)
Net income per GAAP	$ 98.0	$ 63.7	$ 201.4	$ 147.3
Add (Deduct):				
Foreign exchange loss (gain) on long-term debt	20.8	(44.9)	33.3	(88.4)
Future income tax expense (recovery)	(9.2)	13.3	(30.3)	10.9
Net income before foreign exchange and future income taxes	$ 109.6	$ 32.1	$ 204.4	$ 69.8

The earnings reflected in the above table are a non-GAAP measurement. The Trust also reports funds from operations on a total and per unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated from the Trust's cash flow statement as cash from operating activities before changes in working capital. In management's opinion, it is a key performance indicator of the Trust's ability to generate cash to finance its operations and pay distributions. The earnings in the table above and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

Net Revenues

($ millions)	Three Months Ended June 30			Six Months Ended June 30		
	2004	2003	Variance	2004	2003	Variance
Production revenue	$ 409.6	$ 252.2	$ 157.4	$ 777.0	$ 474.0	$ 303.0
Transportation and marketing fees	(11.4)	(8.1)	(3.3)	(22.1)	(12.3)	(9.8)
	398.2	244.1	154.1	754.9	461.7	293.2
Crude oil hedging gains (losses)	(59.3)	(12.0)	(47.3)	(100.4)	(51.9)	(48.5)
Currency hedging gains (losses)	1.9	0.8	1.1	4.8	(0.5)	5.3
Total hedging gains (losses)	(57.4)	(11.2)	(46.2)	(95.6)	(52.4)	(43.2)
Net revenues	$ 340.8	$ 232.9	$ 107.9	$ 659.3	$ 409.3	$ 250.0
Sales volumes (MMbbls)	7.8	5.9	1.9	15.8	10.1	5.7
($ per barrel)						
Production revenue	$ 52.88	$ 42.78	$ 10.10	$ 49.24	$ 46.91	$ 2.33
Transportation and marketing fees	(1.47)	(1.37)	(0.10)	(1.40)	(1.21)	(0.19)
Realized selling price before hedging losses	51.41	41.41	10.00	47.84	45.70	2.14
Crude oil hedging gains (losses)	(7.66)	(2.04)	(5.62)	(6.36)	(5.13)	(1.23)
Currency hedging gains (losses)	0.25	0.14	0.11	0.30	(0.05)	0.35
Total hedging gains (losses)	(7.41)	(1.90)	(5.51)	(6.06)	(5.18)	(0.88)
Total realized selling price	$ 44.00	$ 39.51	$ 4.49	$ 41.78	$ 40.52	$ 1.26

Net revenues in the second quarter of 2004 increased by $108 million compared to the same quarter in 2003 as a result of a larger Syncrude working interest, higher production volumes from Syncrude and a higher realized selling price per barrel. Sales volumes averaged approximately 85,116 barrels per day in the second quarter of 2004, a 31 per cent increase from the same period in 2003. The additional 3.75 per cent working interest the Trust owned in the second quarter of 2004 compared to 2003 accounted for approximately 12 per cent of the increase in sales volumes. The other 19 per cent increase in sales volumes was a result of increased production at Syncrude and sales from inventory. In the second quarter of 2004, Syncrude's production was impacted by planned maintenance work on three hydrotreaters, but to a lesser degree than the comparable period in 2003 when a scheduled coker turnaround was completed. Second quarter revenues in 2004 were higher than we forecast at the end of April as a result of a significantly higher realized selling price and higher than expected Syncrude production volumes.

Our realized selling price before hedging in the second quarter of 2004 was $51.41 per barrel, which was $10 per barrel higher than the same quarter in 2003. Canadian Oil Sands' realized selling price benefited from robust West Texas Intermediate ("WTI") prices in the second quarter of 2004, which averaged US$38.28 per barrel compared to US$28.91 per barrel in the same period of 2003. A slightly stronger Canadian dollar, which averaged $0.74 US/Cdn in the second quarter of 2004, and a weighted-average discount to which our Syncrude Sweet Blend ("SSB") ™ product traded against average Canadian dollar WTI of $0.89 per barrel somewhat offset the significant increase in WTI prices relative to the second

quarter of 2003. In the comparable period of 2003, the Canadian dollar averaged $0.72 US/Cdn and SSB traded at a weighted-average premium to average Canadian dollar WTI of $1.11 per barrel. The price differential relative to WTI prices reflects the additional synthetic crude oil volumes that have come into the market during the past year from other producers. We anticipate a discount to Canadian dollar WTI to remain until we begin producing our higher quality Syncrude Sweet Premium ("SSP") crude, concurrent with the completion of the Stage 3 expansion. We anticipate SSP will receive a higher price than our current SSB product, potentially reducing the price differential and resulting in premium pricing in the market.

On a year-to-date basis, net revenues were $659 million in 2004, an increase of $250 million compared to the same period in 2003. The significant improvement in the first half of 2004 compared to the same period of 2003 is mainly a result of the Trust's larger Syncrude ownership, which was 35.49 per cent in 2004 compared to an average ownership interest of 28 per cent in 2003, and stronger operational performance by Syncrude. Sales volumes averaged 86,709 barrels per day for the first six months of 2004, an improvement of 55 per cent compared to the same period in 2003.

Also contributing to the increase in net revenues in 2004 was the Trust's realized selling price after hedging, which averaged $41.78 per barrel, or $1.26 per barrel higher than the average price in 2003. WTI prices averaged US$36.78 per barrel for the first half of 2004, compared to US$31.32 per barrel in the same period of 2003. Partially offsetting the increase in 2004 of U.S. dollar WTI prices, which the Trust's SSB product closely follows, was a stronger Canadian dollar that averaged $0.75 US/Cdn compared to $0.69 US/Cdn in 2003. For the first half of the year, our SSB product traded at a weighted-average discount of $1.40 per barrel compared to Canadian dollar average WTI prices, which also partially offset the increase in U.S. dollar WTI prices during this period. In the first half of 2003, we realized a weighted-average premium of $1.57 per barrel in our selling prices when compared to Canadian dollar average WTI prices.

Crude oil and foreign currency hedges in the second quarter of 2004 resulted in an overall decrease to net revenues of $57 million, or $7.41 per barrel, compared to a decrease of $11 million, or $1.90 per barrel, in the same quarter of 2003. On a year-to-date basis, total combined crude oil hedging losses and foreign currency hedging gains reduced 2004 net revenues by $96 million, or $6.06 per barrel, compared to a decrease of net revenues due to hedging losses of $52 million, or $5.18 per barrel, in 2003. Crude oil hedging and foreign currency hedging results are more fully discussed in the Risk Management section of this MD&A.

Operating costs

	Three Months Ended June 30				Six Months Ended June 30			
	2004		2003		2004		2003	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]								
Overburden removal	2.01		2.76		1.90		2.49	
Bitumen production	5.85		6.93		5.85		7.21	
Purchased energy [3]	1.45		1.72		1.50		1.97	
	9.31	11.92	11.41	13.04	9.25	11.26	11.67	14.01
Upgrading Costs [2]								
Bitumen processing and upgrading		3.31		4.00		3.23		3.97
Turnaround and catalysts		1.16		3.92		0.62		2.81
Purchased energy [3]		2.39		2.42		2.34		2.91
		6.86		10.34		6.19		9.69
R&D and other		0.67		0.47		0.58		0.56
Syncrude reported operating costs		19.45		23.85		18.03		24.26
Natural gas hedging gains		-		-		-		(0.56)
Canadian Oil Sands adjustments [4]		(0.45)		0.20		(0.09)		0.41
Total operating costs		19.00		24.05		17.94		24.11
	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	294	229	244	211	293	241	240	200

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $6.39/GJ and $6.54/GJ in the second quarter of 2004 and 2003, respectively. On a year-to-date basis, prices were $6.27/GJ and $7.05/GJ in 2004 and 2003, respectively.

4 Canadian Oil Sands' adjustments primarily relate to pension costs, site restoration costs, changes in linefill and product inventory, as well as the inventory impact of moving from production to sales as Syncrude reports unit costs based on production volumes and we report based on sales volumes.

Operating costs of $19.00 per barrel in the second quarter of 2004 improved by $5.05 per barrel over the same period in 2003, principally due to increased Syncrude production volumes. In the second quarter of 2004, Syncrude performed planned maintenance work on three of the upgrading plants. Syncrude produced approximately 21 million barrels, or 7.4 million barrels net to the Trust, in the second quarter, which was almost one million barrels more than we had forecast. As expected, operating costs on a per barrel basis were higher in the second quarter compared to the first quarter of 2004 as a result of the maintenance work. In the same period of 2003, a planned coker turnaround, which took longer than anticipated, resulted in higher costs and lower production volumes compared to 2004. Natural gas costs did not have a significant impact on the change in operating costs on a comparative basis.

On a year-to-date basis, Syncrude's operating performance has been very strong. The reliable operations translated to operating costs of $17.94 per barrel to the Trust, an improvement of $6.17 per barrel compared to 2003. Production for the first half of 2004 was Syncrude's best, with production of approximately 44 million barrels surpassing previous record production for the same six months of other years by 3.5 million barrels. As there have been no significant unscheduled production interruptions at Syncrude this year, per barrel costs have been lower and production has been strong compared to the same period of 2003. In the prior year, Syncrude's operational performance was compromised by an

extended turnaround and unscheduled maintenance and repair work, which resulted in higher costs and lower production volumes.

Also contributing to lower operating costs in the first half of 2004 is a decrease in natural gas prices relative to the same period of 2003. The price of natural gas averaged $6.27/GJ in the first six months of 2004, which was 11 per cent lower than the same period in 2003 when prices averaged $7.05/GJ. We do not have any natural gas hedges in place for 2004, but we continue to monitor hedging opportunities for this commodity.

Non-production costs

Non-production costs of $11 million in the second quarter of 2004 increased marginally from the comparable period in 2003, primarily due to the larger working interest. On a per barrel basis, non-production costs were $1.40 and $1.61 for 2004 and 2003, respectively. Year-to-date, non-production costs totalled $21 million and $15 million in each of 2004 and 2003, respectively. Non-production costs consist primarily of Syncrude 21 development expenditures incurred for the expansion and engineering and other costs related to the development of the existing plant facilities, and are not a result of current production.

Crown Royalty expense

Crown royalties expense rose in 2004 on a quarterly and year-to-date basis as a result of higher gross revenues, but continues to reflect the one per cent of gross revenue royalty rate in each of 2004 and 2003. As Syncrude is currently undertaking a significant capital program, we expect to pay only the minimum one per cent royalty on our gross revenues for the next few years. A description of the Crown royalty can be found in Note 18 of the audited consolidated financial statements for the year ended December 31, 2003.

Interest expense, net

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Interest expense	$ 23,540	$ 16,579	$ 46,579	$ 29,766
Interest income and other	(297)	(1,509)	(1,201)	(2,900)
Interest expense, net	$ 23,243	$ 15,070	$ 45,378	$ 26,866

The increase in interest expense on a quarterly and year-to-date basis primarily reflects the higher debt levels in 2004 compared to 2003 as a result of debt issued in January 2004 and during 2003, as well as the utilization of our credit facilities. The new debt was issued to fund our share of Syncrude's Stage 3 capital program, as well as to fund a portion of the acquisitions of the 10 and 3.75 per cent Syncrude

working interests acquired in February and July of 2003, respectively.

Depreciation, depletion and reclamation expense

Depreciation and depletion ("D&D") expense for the three and six months ended June 30, 2004 increased by approximately $19 million and $50 million, respectively, compared to the same periods in 2003 as a result of a significantly higher D&D rate, higher Syncrude production volumes, and a larger Syncrude working interest in 2004.

The effective D&D rate in the second quarter of 2004 was $5.48 per barrel compared to $3.60 per barrel in the second quarter of 2003. On a year-to-date basis, the D&D rate was $5.51 per barrel and $3.42 per barrel for 2004 and 2003, respectively. The increase in the quarter and the first half of 2004 relative to the same periods in 2003 reflects the full inclusion of our share of current estimated total Stage 3 costs of approximately $2.8 billion, partially offset by an increase to the depletable reserve base. During the first quarter of 2004, independent reserve evaluators completed Canadian Oil Sands' reserve report. Included in the reserve report is 1.8 billion barrels of total proved plus probable reserves related to our 35.49 per cent Syncrude working interest.

We depreciate and deplete our production assets on a unit-of-production basis, based on proved plus probable reserves. In prior years, we depreciated and depleted our assets based on proved reserves. However, since National Instrument 51-101 provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserve base, we are now depreciating and depleting our existing assets and future development costs on a proved plus probable basis. These revisions to our D&D rate calculation have been accounted for as a change in estimate on a prospective basis.

Also included in depreciation, depletion and reclamation expense are amounts related to our asset retirement obligation. Effective January 1, 2004 we retroactively adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting standard for asset retirement obligations ("ARO") as explained in Note 2(a) of the interim consolidated financial statements. In prior years, a future site reclamation provision was calculated on a unit-of-production basis using total estimated future reclamation expenditures and proved reserves. The provision was recorded in net income and accumulated on the Consolidated Balance Sheet as a future site reclamation liability. Under the new accounting standard, the estimated fair value of the future reclamation liability is now recorded on our Consolidated Balance Sheet as an increase to capital assets and as an asset retirement obligation. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and accretion expense. Prior year's financial statements have been restated for the change in accounting policy. On a year-to-date basis for 2003, the additional depreciation and accretion expense recorded under the new ARO accounting standard compared to the reclamation

provision booked under the former accounting policy differed by less than $1 million. At June 30, 2004 the asset retirement obligation was $43 million.

Canadian Oil Sands deposits $0.1322 per barrel of production into mining reclamation trust accounts for its 35.49 per cent Syncrude working interests. Including interest earned on the trust accounts, the reclamation fund accounts totalled $19 million at June 30, 2004 as shown on the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains/losses

In the second quarter of 2004, we recorded a foreign exchange loss of $20 million, compared to a gain of $41 million in the same period in 2003. For the six months ended June 30, a foreign exchange loss of $32 million and gain of $85 million was recorded for 2004 and 2003, respectively. As required by Canadian generally accepted accounting principles, Canadian Oil Sands' U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. Our most significant U.S. denominated monetary balances that give rise to most of the foreign exchange impacts are our U.S. Senior Notes. At June 30, 2004 and June 30, 2003, we had US$694 million and US$394 million in U.S. denominated debt, respectively. The weaker Canadian dollar at June 30, 2004 compared with March 31, 2004 and December 31, 2003 created non-cash foreign exchange losses on the U.S. denominated senior notes of $21 million and $33 million in the three and six months ended June 30, 2004, respectively. At June 30, 2003 the stronger Canadian dollar, compared with March 31, 2003 and December 31, 2002, created non-cash foreign exchange gains on the U.S. debt of $45 million and $88 million for the second quarter and first half, respectively, of 2003. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. The transactions on these accounts give rise to realized foreign exchange gains and losses which comprise the remaining balance of the foreign exchange gains and losses on the income statement.

Large Corporations Tax and other

Large Corporations Tax ("LCT") and other expense in the second quarter and first six months of 2004 primarily reflect the estimated LCT payable by the Trust's operating subsidiary, Canadian Oil Sands Limited ("COSL"). As a result of the 13.75 per cent Syncrude working interest acquisitions in 2003 and Stage 3 capital expenditures, COSL's taxable capital base in 2004 is significantly higher than the comparable period of 2003. However, during 2004 the federal government enacted a reduction to the Large Corporations Tax rate to 0.2 per cent from 0.225 per cent, and the taxable capital threshold was increased from $10 million to $50 million for the 2004 taxation year. These favourable tax changes mitigated the increase in the LCT provision in 2004 compared to 2003. Also included in the federal government's 2004 tax changes is the elimination of LCT over the next five years, which will increase the

Trust's cash flow. For 2004, we expect that there will be no cash income taxes payable, other than LCT, by the Trust or any of its subsidiaries.

Future income tax

In the second quarter of 2004, we recorded a non-cash future income tax recovery of approximately $9 million, which primarily pertains to the decrease in temporary differences in the quarter. In the same period of 2003, a future income tax expense of $13 million was recorded, primarily as a result of substantive changes to the federal resource allowance and the reduction of the corporate tax rate over a five year period. On a year-to-date basis, a future income tax recovery of $30 million, and a future tax expense of $11 million have been recorded for 2004 and 2003, respectively.

Change in accounting policies

Effective January 1, 2004 we retroactively adopted the CICA's accounting standard "Asset Retirement Obligations". The impact of the change in accounting policy is described in Note 2(a) of the interim consolidated financial statements.

Also effective January 1, 2004 was the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which establishes certain conditions for when hedge accounting may be applied. Canadian Oil Sands is applying AcG-13 to its financial derivatives, the impacts of which are described in the Risk Management section of this MD&A and in Note 2(b) of the interim consolidated financial statements.

Liquidity and Capital Resources

($ millions)	June 2004	December 2003 Restated See Note 2(a)
Long-term debt	1,866.5	1,437.4
Less: Cash and short-term investments	199.3	16.7
Net debt	1,667.2	1,420.7
Unitholders' equity	2,242.5	2,102.9
Total capitalization [1]	3,909.7	3,523.6

[1] Net debt plus unitholders' equity

In the first half of 2004, the Trust's capitalization increased primarily as a result of additional borrowings used to assist in financing our share of Syncrude's capital expenditure program. On January 15, 2004 COSL issued $20 million of floating rate and $175 million of 3.95% medium term notes. Both issues were for three year terms and are unsecured. Interest rate swap transactions were undertaken to effectively convert the fixed interest rate on the $175 million notes to a floating rate. On June 29, 2004 COSL issued another $200 million of unsecured 5.55% medium term notes with a five year term. All three debt issues were used to repay a portion of the drawn credit facilities and to assist in funding our capital expenditures. During the quarter, our credit ratings were reconfirmed at BBB+ with a negative outlook from Standard & Poor's and Baa2 with a negative outlook from Moody's Investor Service.

We have $685 million of available bank facilities and lines of credit. Including letters of credit drawn, approximately $254 million of these $685 million credit facilities was undrawn at June 30, 2004. In addition, we had $199 million of cash and short-term investments at June 30, 2004.

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") provided additional financing in the second quarter of 2004. DRIP participation in the second quarter of 2004 was approximately 26 per cent and generated $11 million in new equity through the issuance of 0.3 million Trust units, compared with $9 million and 0.3 million Trust units in the comparable quarter of 2003. In the first half of 2004, DRIP participation was below our expectations, averaging 29 per cent, and generated $25 million in new equity through the issuance of 0.6 million Trust units. Comparatively, the first half of 2003 saw 22 per cent DRIP participation, which generated $15 million of new equity through the issuance of 0.4 million Trust units.

In the second quarter of 2004, we generated funds from operations of $155 million, or $1.77 per Trust unit, compared to $56 million, or $0.71 per Trust unit, in the same period in 2003. The 2004 second

quarter funds from operations per Trust unit reflect reliable operations at Syncrude, a larger Syncrude working interest, and strong crude oil prices, as compared to second quarter results in 2003. Funds from operations in the three months ended June 30, 2004 were used to pay Unitholder distributions of $44 million and a portion of the $206 million spent on capital expenditures. Approximately $95 million of the second quarter 2004 capital expenditures was financed with debt and new equity from the DRIP.

For the first half of 2004, funds from operations totalled $297 million, or $3.39 per Trust unit. These results are significantly higher than the comparable period in 2003, which generated $108 million, or $1.49 per Trust unit. In the six months ended June 30, 2004, $215 million of the total $424 million spent on capital expenditures was funded through debt and new equity from the DRIP.

Our future financing requirements continue to depend on the funds we generate from operations, our share of Syncrude's capital expenditures and distributions to Unitholders. Currently we estimate funds from operations for the last half of 2004 will approximate $194 million, based on an average WTI price for the year of US$35 per barrel and annual production volumes of 31 million barrels. We estimate capital expenditures will total approximately $530 million for the last half of the year. On an annual basis, funds from operations for 2004 are estimated to total approximately $491 million, or $5.58 per Trust unit, with capital expenditure of approximately $954 million. Late in June we executed $200 million of additional debt financing in the Canadian market. We will continue to finance our share of Syncrude's Stage 3 capital expenditures through funds generated from operations, utilization of our bank facilities, new debt issues, and funds from our DRIP. New equity outside of the DRIP may be required in due course. As part of our ongoing compliance under our debt and credit facilities, we monitor our financial leverage ratios. At June 30, 2004 our net debt-to-total capitalization was 43 per cent.

Capital Expenditures

Capital spending in the second quarter of 2004 was $206 million, compared to $189 million in the same period of 2003. The increase is primarily attributable to our higher working interest ownership in 2004 compared to the same quarter of 2003. Total capital spending by Syncrude was comparable in each of the second quarters of 2004 and 2003, with approximately 75 and 91 per cent of the expenditures spent on Stage 3 capital in each of the quarters, respectively. In the first half of 2004, capital expenditures totalled $424 million, an increase of $102 million from the prior year. The increase is due to the higher working interest ownership and slightly higher spending by Syncrude on a year-to-date basis.

As of June 30, 2004 construction of the upgrader expansion ("UE-1") of Stage 3 was approximately 50 per cent complete, with a 70 per cent completion goal for the end of the current year. We estimate our share of Syncrude's 2004 capital expenditure program to approximate $954 million, which incorporates

the revised Stage 3 cost estimates announced on March 4, 2004.

Contractual Obligations and Commitments

As of June 30, 2004 there have been no significant changes to the Trust's contractual obligations or commitments from our year-end disclosure.

Unitholders' Capital

As of June 30, 2004 the Trust had 87.8 million Trust units outstanding and a market capitalization of approximately $3.9 billion based on a closing trading price on June 30, 2004 of $44.15 per Trust unit. The Trust has declared a distribution of $0.50 per Trust unit for the quarter ending June 30, 2004 for total distributions of approximately $44 million. A unitholder distributions schedule is included in Note 8 to the interim consolidated financial statements.

Canadian Oil Sands issues Trust unit options ("options") as part of our long-term incentive plan for employees. There were no options granted in the second quarter of 2004. As of June 30, 2004 there were 426,400 options outstanding with a weighted average exercise price of $40.72 per option, of which 102,297 were exercisable at a weighted average price of $39.28 per option. Each option represents the right of the option holder to purchase a Trust unit at the exercise price determined at the date of grant. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

Risk Management

Crude Oil Price Risk

We have employed crude oil hedging as a risk mitigation strategy for our Stage 3 financing plan. Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian foreign exchange rates. As a result, management will hedge both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with U.S. dollar WTI crude oil hedges and foreign currency hedges, which are outlined in the Currency Hedging section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. We have used both strategies and have the following hedge positions outstanding as at July 21, 2004, which represent approximately 46 per cent of our forecast sales volumes for 2004:

Canadian Oil Sands Trust Crude Oil Hedging Activities	January 1 - December 31	
	Price *($/bbl)*	**Volume** *(bbls/day)*
2004 US$ WTI Hedge Positions (in US$/bbl)	$ 24.74	25,000
2004 C$ WTI Hedge Positions (in C$/bbl)	$ 38.65	14,000
Total volumes hedged		39,000

As Stage 3 approaches completion, we plan to substantially reduce our crude oil hedging program, beginning in 2005. No further hedging of 2004 production is anticipated in our financial plan and currently, no crude oil hedge positions have been established for periods beyond 2004.

Canadian Oil Sands' revenues in the second quarter of 2004 were reduced by crude oil hedging losses of approximately $59 million, or $7.66 per barrel, compared to approximately $12 million, or $2.04 per barrel, of losses in the same quarter of 2003. In 2004, the Trust had U.S. dollar WTI hedges of 25,000 barrels per day hedged at US$24.74 as compared to an average of 48,000 barrels per day at US$26.65 in the second quarter of 2003. U.S. dollar WTI prices averaged US$38.28 per barrel and US$28.91 per barrel in the second quarter of 2004 and 2003, respectively, which resulted in crude hedging losses of approximately US$31 million and US$8 million in each quarter, respectively. Also hedged in 2004 were 14,000 barrels per day at a Canadian dollar WTI price of $38.65 per barrel. Actual Canadian dollar WTI prices averaged approximately $52.00 per barrel, which resulted in $17 million of hedging losses in the second quarter.

For the first half of the year, crude oil hedging losses in 2004 were $100 million, or $6.36 per barrel, compared to $52 million, or $5.13 per barrel in 2003. In 2004, WTI averaged US$36.78 per barrel, and Canadian dollar WTI prices averaged $49.23 per barrel, compared to 2003 when U.S. WTI prices averaged US$31.32 per barrel. There were no Canadian dollar WTI hedges in place in 2003.

Effective January 1, 2004 Canadian Oil Sands adopted AcG-13 related to hedging relationships. Under the new guidelines, our crude oil hedge positions do qualify for hedge accounting, and therefore, there was no impact on our financial results for these positions related to the new guidelines.

Natural Gas Hedging

For the period April 2002 to March 2003, we held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of our share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $6 million. As at July 21, 2004 there were no natural gas hedges in place.

Foreign Currency Hedging

As at July 21, 2004 we had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollars hedged *($ millions)*	$ 46.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.664	$ 0.669	$ 0.692

Canadian Oil Sands' net revenues in the second quarter of 2004 include foreign currency hedging gains of approximately $2 million, or $0.25 per barrel, compared to gains of approximately $1 million, or $0.14 per barrel, in the comparable quarter in 2003. The gains in each year reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.74 US/Cdn and $0.72 US/Cdn in the second quarter of 2004 and 2003, respectively. On a year-to-date basis, we have recorded approximately $5 million, or $0.30 per barrel, of foreign currency hedging gains, which reflect an average Canadian dollar of $0.75 US/Cdn for the period. The same period of 2003 reported a cumulative foreign exchange loss of $0.5 million, or $0.05 per barrel. There was no impact to our 2004 results as a result of adopting AcG-13 since our foreign currency hedges continue to qualify as hedges under the new guidelines.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the second quarter and first six months of 2004, gains of $1.4 million and $2.8 million, respectively, have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totaling $25 million to 2006 and beyond for net income purposes, but these amounts are included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Interest rates impact our net income and cash flows based on the amount of floating rate debt outstanding. At June 30, 2004 approximately $393 million had been drawn on our credit facilities, which bear interest at floating rates based on bankers' acceptance rates. We also have $20 million of floating rate medium term notes outstanding and have swapped $175 million of fixed rate debt into floating rate debt.

On January 15, 2004 COSL entered into two interest rate swaps for the $175 million 3.95% Canadian medium term notes issued on the same day to effectively convert the fixed interest payments to floating rates based on three month bankers' acceptance rates plus a credit spread. The swaps have been

recorded as hedges on the consolidated financial statements in 2004, and any gains or losses related to the swaps will be recognized in the period the swaps are settled.

Pursuant to AcG-13, the interest rate swaps which COSL had entered into in 1997 related to its US$70 million 7.625% Senior Notes do not qualify as hedges under the new guidelines. As a result, a deferred asset and a corresponding deferred liability, each with a fair value of approximately $5 million, were recorded on January 1, 2004. The asset and liability are included on the Consolidated Balance Sheet under the headings "Deferred financing charges, net and other" and "Other liabilities", respectively. At June 30, 2004 the decrease in the fair value of the interest rate swap from January 1, 2004 was approximately $0.6 million and has been recorded as an expense which is included in "Interest, net". The mark-to-market loss is due to the semi-annual swap settlement that occurred on May 15, 2004, offset somewhat by a strengthening of the U.S. dollar since January 1, 2004. The deferred liability is being amortized as the swap contracts settle, with the amortization of approximately $0.3 million included as a reduction to interest expense. These interest rate swaps expire on May 15, 2007.

Unrecognized gains and losses

At June 30, 2004 unrecognized losses on our crude oil hedges and interest rate swaps on our 3.95% medium term notes were approximately $101 million and $0.5 million, respectively, and unrecognized gains relating to our foreign currency hedges were approximately $36 million. These unrecognized amounts and the fair values of the hedges are disclosed in Note 9 to the consolidated interim financial statements.

Unitholder Limited Liability Legislation

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of Canadian Oil Sands Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Prior to the July 1 amendments, the legislation governing the creation of trusts did not contain explicit language which limited the liability of unitholders of the Trust to their equity investment in the Trust. As a result, there has existed a possibility that unitholders of the Trust may not be protected from liabilities of the Trust to the same extent as a shareholder of a publicly traded corporation and that potentially, unitholders could be liable for tort claims such as environmental claims. Canadian Oil Sands' trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against

and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

Please see page 46 of Canadian Oil Sands' 2003 annual report for more information regarding unlimited liability.

Unit Trading Activity

Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at June 30, 2004 approximately 87.8 million Trust units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Second Quarter 2004	June 2004	May 2004	April 2004
Unit price				
High	$ 46.60	$ 46.60	$ 44.50	$ 45.25
Low	$ 40.35	$ 40.35	$ 41.90	$ 41.20
Close	$ 44.15	$ 44.15	$ 42.45	$ 43.99
Volume traded (000's)	22,529	8,342	6,748	7,439
Weighted average number of units outstanding (000's)	87,596	87,779	87,511	87,502

Outlook

In the third quarter of 2004, we are estimating Syncrude production of approximately 23 million barrels, which reflects turnarounds of an LC-Finer and a hydrogen recovery and compression unit. Our annual Syncrude production forecast remains at a range between 82 and 87 million barrels in 2004, or 29 to 31 million barrels net to the Trust based on our 35.49 per cent interest. The upper end of the range reflects scheduled shutdowns and normal maintenance and tie-ins for the Stage 3 expansion, while the low end of this range incorporates the possibility of a turnaround of Coker 8-2 as it nears its normal maintenance cycle towards the latter part of 2004.

We have revised slightly our 2004 outlook to budget annual Syncrude production of 87 million barrels, or 31 million barrels net to the Trust. The turnarounds that are planned for the third quarter complete the scheduled maintenance for the year, which well positions the Trust to realize its production budget. Given the strength of crude oil prices during the first half of the year and current oil prices in the forward market, we have increased our crude oil price forecast from US$31 per barrel WTI to average US$35 per barrel WTI for 2004 utilizing an average currency exchange rate of $0.75 US/Cdn. Demand for crude oil is expected to remain strong, particularly from China and the U.S., since concerns about Middle East supply disruptions persist due to political instability in the region. The production assumption, together with our currency exchange forecasts and revised crude oil and currency hedge positions, results in projected net revenues of approximately $1.2 billion in 2004. We are projecting operating expenses of approximately $566 million, or $18.25 per barrel, for 2004, assuming a natural gas cost of $6.57 per GJ.

Non-production development costs are projected at approximately $50 million.

Based on our forecast for 2004, the following table provides an estimate of the sensitivity of cash flow and net income for 2004:

Q2 2004 - 2004 Sensitivity Analysis					
	Annual [2]	Funds from Operations Increase		Net Income Increase/(Decrease)	
Variable [1]	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	32	0.36	32	0.36
Syncrude operating costs decrease	C$50 million	18	0.21	18	0.21
WTI crude oil price increase	US$1.00/bbl	22	0.25	22	0.25
Syncrude production increase	2 million bbls	28	0.32	25	0.28
Canadian dollar weakening	US$0.01/C$	12	0.13	(1)	(0.01)
AECO natural gas price decrease	C$0.50/GJ	11	0.13	11	0.13

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

We are estimating our share of Syncrude capital expenditures to total approximately $954 million in 2004, of which approximately 75 per cent will be directed to the Stage 3 expansion. This estimate is based on updated project cost estimates provided by Syncrude early in March.

Impact of proposed changes to trusts under the federal government budget

The federal government's proposals related to income trusts announced in its March 23, 2004 budget are not expected to result in any tax-related impact for Canadian investors in oil and gas royalty trusts, such as Canadian Oil Sands.

The budget proposals, however, do appear to affect non-resident unitholders of the Trust in two respects. Firstly, effective January 1, 2005, 100 per cent of the distributions paid to non-resident unitholders will be subject to a 25 per cent withholding tax, which is effectively reduced to 15 per cent by a tax treaty with the United States. Previously, the withholding tax applied only to the taxable portion of the distribution, but under the budget proposals, a new 15 per cent tax will be withheld from the tax-deferred portion of the distributions. This is expected to have nominal impact on Canadian Oil Sands' non-resident unitholders because the distributions are currently only 10 to 20 per cent tax-deferred.

Secondly, in order to maintain their status as a mutual fund trust, oil and gas royalty trusts must not have more than 50 per cent of their units owned by non-Canadian residents. The trust indenture, under which the Trust was created, provides that no more than 49 per cent of the units of Canadian Oil Sands Trust can be held by non-Canadian residents. The Trust's indenture also contains specific provisions that allow it to control the level of its non-resident ownership. If at any time the Trustee of the Trust becomes aware that the 49 per cent ownership limit is imminent, it may publish a notice and require completion of residency declarations before the Trustee will complete any transfer of units. At the time that the non-

Canadian residency level exceeds 50 per cent, the Trustee may send a notice to unitholders and require them to sell their trust units, or a portion thereof, within 60 days. If the units are not sold within the 60 days or if the unitholders are not able to provide evidence that they are not non-residents, the Trustee may sell their units on the unitholders' behalf. The trust indenture also allows the Trustee to take any such other action that the Trustee deems necessary or appropriate, including the withholding of distributions, until such time as unitholders have satisfied the Trustee of their residency status and that such status does not violate the limitation within the trust indenture.

Based on geographical data as of July 7, 2004, we estimate that approximately 59 per cent of the Trust's units are held by Canadian residents with the remaining 41 per cent held by non-Canadian residents. The Trust uses declarations from unitholders and geographical searches to estimate the level of Canadian and non-Canadian resident unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time they are provided, the inability of public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the above information is subject to the accuracy provided by third party data and by system limitations in identifying residency issues. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time.

We continue to work with industry organizations to ensure that the federal government and other stakeholders recognize the benefit to the Canadian economy of providing a stable framework for income trusts in Canada.

Taxability of 2004 Distributions

We estimate that 80 per cent to 90 per cent of the distributions pertaining to 2004 will be taxable as other income, with the remainder classified as tax-deferred return of capital.

Our 2004 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ thousands, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003 Restated See Note 2(a)	2004	2003 Restated See Note 2(a)
Net Revenues:				
Syncrude Sweet Blend revenues	$ 352,178	$ 240,992	$ 681,418	$ 421,537
Transportation and marketing expense	(11,383)	(8,067)	(22,099)	(12,270)
	340,795	232,925	659,319	409,267
Expenses:				
Operating	147,182	141,747	283,099	243,604
Non-production	10,866	9,508	21,356	15,035
Crown royalties	3,843	2,916	7,515	4,703
Administration	1,878	1,263	3,641	3,018
Insurance	1,538	2,566	4,405	4,329
Interest, net (Note 7)	23,243	15,070	45,378	26,866
Depreciation, depletion and accretion	41,057	22,395	86,718	36,326
Foreign exchange loss (gain)	20,383	(40,921)	32,217	(84,980)
Large Corporations Tax and other	1,964	1,434	3,896	2,190
Future income tax expense (recovery)	(9,154)	13,267	(30,339)	10,916
	242,800	169,245	457,886	262,007
Net income for the period	$ 97,995	$ 63,680	$ 201,433	$ 147,260
Unitholders' equity, beginning of period				
As previously reported	$ 2,176,924	$ 1,737,963	$ 2,094,411	$ 956,501
Prior period adjustment (Note 2(a))	-	6,519	8,531	6,315
As restated	2,176,924	1,744,482	2,102,942	962,816
Net income for the period	97,995	63,680	201,433	147,260
Issue of Trust units	11,246	8,880	25,328	746,735
Unitholder distributions	(43,889)	(43,154)	(87,640)	(82,923)
Contributed surplus	226	-	439	-
Unitholders' equity, end of period	$ 2,242,502	$ 1,773,888	$ 2,242,502	$ 1,773,888
Weighted average Trust units	87,596	79,636	87,453	72,585
Trust units, end of period	87,778	79,807	87,778	79,807
Net income per Trust unit				
Basic and diluted	$ 1.12	$ 0.80	$ 2.30	$ 2.03

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ thousands)

	June 30 2004	December 31 2003
		Restated See Note 2(a)
ASSETS		
Current assets:		
Cash and short-term investments	$ 199,322	$ 16,702
Accounts receivable	146,301	116,162
Inventories	62,528	57,351
Prepaid expenses	5,605	4,643
	413,756	194,858
Capital assets, net	4,361,419	4,022,994
Other assets		
Reclamation trust	18,717	16,553
Deferred financing charges, net and other	29,751	25,520
	48,468	42,073
	$ 4,823,643	$ 4,259,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 263,240	$ 245,926
Unit distribution payable	43,889	43,598
Current portion of other liabilities	159	665
	307,288	290,189
Employee future benefits and other liabilities	100,468	93,636
Long-term debt (Note 3)	1,866,502	1,437,413
Asset retirement obligation (Note 4)	43,309	44,680
Deferred currency hedging gains	24,734	21,886
Future income taxes	238,840	269,179
	2,581,141	2,156,983
Unitholders' equity	2,242,502	2,102,942
	$ 4,823,643	$ 4,259,925

Contingencies (Note 10)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
		Restated See Note 2(a)		Restated See Note 2(a)
Cash provided by (used in):				
Operating activities				
Net income	$ 97,995	$ 63,680	$ 201,433	$ 147,260
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	41,057	22,474	86,718	36,326
Amortization	641	854	1,258	1,266
Foreign exchange on long-term debt	20,750	(44,910)	33,310	(88,362)
Future income tax expense (recovery)	(9,154)	13,267	(30,339)	10,916
Other	652	-	1,075	-
Net change in deferred items	3,065	928	3,339	475
Funds from operations	155,006	56,293	296,794	107,881
Change in non-cash working capital	(13,124)	(65,232)	651	(36,188)
	141,882	(8,939)	297,445	71,693
Financing activities				
Issuance of medium term notes (Note 3)	200,000	150,000	395,000	150,000
Net drawdown (repayment) of bank credit facilities	53,499	(90,182)	780	259,818
Unitholder distributions (Note 7)	(43,889)	(43,154)	(87,640)	(82,923)
Issuance of Trust units	11,246	8,880	25,328	746,735
Net change in deferred items	(1,310)	(1,526)	(1,945)	(11,881)
Change in non-cash working capital	138	3,385	291	14,311
	219,684	27,403	331,814	1,076,060
Investing activities				
Acquisition of Syncrude working interests	-	-	-	(1,047,499)
Capital expenditures	(205,948)	(189,438)	(424,353)	(322,375)
Reclamation trust	(1,070)	(894)	(2,164)	(1,534)
Change in non-cash working capital	(3,668)	1,004	(20,122)	6,836
	(210,686)	(189,328)	(446,639)	(1,364,572)
Increase (decrease) in cash	150,880	(170,864)	182,620	(216,819)
Cash at beginning of period	48,442	184,015	16,702	229,970
Cash at end of period	$ 199,322	$ 13,151	$ 199,322	$ 13,151
Supplemental Information				
Large Corporations Tax and income tax paid	$ 1,989	$ 4,731	$ 10,311	$ 7,779
Interest charges paid	$ 25,378	$ 12,085	$ 64,135	$ 26,901

FOR THE SIX MONTHS ENDED JUNE 30, 2004
(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003, except for the accounting for asset retirement obligations and financial derivatives, as discussed in Note 2 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2003.

2) CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligations

Effective January 1, 2004, Canadian Oil Sands adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for asset retirement obligations (CICA Handbook Section 3110). Upon adoption of the new requirements, Canadian Oil Sands recognized an asset retirement obligation and a corresponding increase to capital assets equal to the estimated fair value of the Trust's 35.49 per cent share of Syncrude's retirement obligations pertaining to property, plant and equipment. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the full amount of the liability is recorded upon initial land disturbance when each mine site is opened. Prior to the adoption of these requirements, the future site reclamation liability was accrued monthly on a unit-of-production basis based on estimated total future site reclamation costs and proved reserves.

The requirements have been adopted retroactively, with restatement of prior year's balances. The impact on the comparative balances was the following:

		December 31 2003
Consolidated Balance Sheet		
Increase capital assets, net	$	67
Decrease asset retirement obligation		(12,885)
Increase future income tax liability		4,421
Increase retained earnings		8,531

The impacts on net income in the second quarter and first half of 2003 were increases of $0.5 million and $0.7 million, respectively. The increase to net income in each of the periods was comprised of a decrease to the future site reclamation expense recorded under the former accounting policy, partially offset by an increase to depreciation expense and accretion expense as per the new requirements. In 2004, opening retained earnings was increased by $8.5 million and net income decreased by $0.5 million. The addition to capital assets is being depreciated in the same manner as the Trust's existing capital assets. The liability is being accreted monthly based on the discount rates used with the accretion expense recorded in net income. These

impacts are reflected in the Trust's depreciation, depletion and accretion expense on the income statement.

b) Hedge Accounting

Effective January 1, 2004, Canadian Oil Sands adopted new guidelines for hedge accounting in accordance with the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"). AcG-13 establishes certain conditions for when hedge accounting may be applied. Under AcG-13, the Trust is continuing to apply hedge accounting for its crude oil and foreign currency hedges, which results in the hedging settlement gains or losses being included in net income in the same period the hedged items are settled. Therefore, there is no impact to the Trust's financial results related to those hedge positions as a result of adopting AcG-13.

However, the Trusts' interest rate swap positions that were in existence at January 1, 2004 do not qualify as hedges under AcG-13, and therefore, the Trust has recorded these positions at the fair market values as of January 1, 2004, which resulted in a deferred gain of approximately $4.9 million. The fair market value was recorded as an increase to other assets and other liabilities. The asset balance is re-assessed each quarter to determine its current fair market value and any changes in the valuation are recorded in net income. For the six months ended June 30, 2004, the change in the fair value of the interest rate swaps was a decrease of approximately $0.6 million. The loss has been recorded as a reduction to other income and is included in net interest expense on the income statement. The liability balance is being amortized as the swap contracts settle. The swap contracts expire on May 15, 2007. In accordance with AcG-13, prior period financial statements have not been restated.

3) LONG-TERM DEBT

a) 3.95% Medium Term Notes and Floating Rate Medium Term Notes

On January 15, 2004, the Trust's subsidiary, Canadian Oil Sands Limited ("COSL"), issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. Both the floating rate and 3.95% medium term notes mature on January 15, 2007, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest on the 3.95% notes is payable semi-annually on July 15 and January 15. Interest on the floating rate notes is payable quarterly on April 15, July 15, October 15, and January 15 of each year, commencing on April 15, 2004.

b) 5.55% Medium Term Notes

On June 29, 2004, COSL issued $200 million of 5.55% unsecured medium term notes. The notes mature on June 29, 2009, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest is payable on the notes semi-annually on June 29 and December 29.

4) ASSET RETIREMENT OBLIGATION

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Asset retirement obligation, beginning of period	$ 42,914	$ 44,265	$ 44,680	$ 44,965
Liabilities settled	-	(4)	(2,161)	(899)
Accretion expense	395	195	790	390
Asset retirement obligation, end of period	$ 43,309	$ 44,456	$ 43,309	$ 44,456

The total undiscounted estimated cash flows required to settle the obligation is $274 million (2003-$277 million), which have been discounted using a credit-adjusted risk free rate of 6.75%. The Trust estimates these expenditures will be made over the next 45 years, with the majority of the expenditures not being incurred for another 30 years when reclamation expenditures on the Aurora North mine are expected to be incurred. The expenditures will be funded from the Trust's funds from operations, and if necessary, from the Trust's mining reclamation trust accounts. The Trust deposits $0.1322 per barrel of production attributable to its 35.49 per cent working interest to mining reclamation trusts established for the purpose of funding the operating subsidiaries' share of environmental and reclamation obligations. As at June 30, 2004, including interest earned on the accounts, the balance of the mining reclamation trust accounts was $18.7 million.

Syncrude's upgrader facilities have indeterminate useful lives, therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures related to Syncrude's sulphur blocks are not determinable in the current period. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

5) UNITHOLDERS' EQUITY

During the first half of 2004, 583,230 Trust units ("Units") were issued for proceeds of approximately $25.3 million related to the Premium Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 27, 2004 and May 31, 2004.

The following table summarizes Units that have been issued for cash proceeds:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2004		87,195	$ 1,708,183
February 27, 2004	$ 45.99	306	$ 14,082
May 31, 2004	$ 40.59	277	$ 11,246
Balance, end of period		87,778	$ 1,733,511

6) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd., the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life

insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations under Syncrude's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects management's best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude's net defined benefit and contribution plans expense for the quarter and six months ended June 30 is as follows:

	Three Months Ended June 30				Six Months Ended June 30			
	2004		2003		2004		2003	
Defined benefit plans								
Pension benefits	$	5,021	$	2,605	$	9,997	$	4,663
Other benefit plans		770		178		1,538		318
	$	5,791	$	2,783	$	11,535	$	4,981
Defined contribution plan		382		369		848		661
Total Benefit cost	$	6,173	$	3,152	$	12,383	$	5,642

7) INTEREST, NET

	Three Months Ended June 30				Six Months Ended June 30			
	2004		2003		2004		2003	
Interest expense	$	23,540	$	16,579	$	46,579	$	29,766
Interest income and other		(297)		(1,509)		(1,201)		(2,900)
Interest expense, net	$	23,243	$	15,070	$	45,378	$	26,866

8) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist unitholders in reconciling funds from operations to unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ thousands, except per Unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Funds from operations	$ 155,006	$ 56,293	$ 296,794	$ 107,881
Add (Deduct):				
Capital expenditures	(205,948)	(189,438)	(424,353)	(322,375)
Non-acquisition financing, net [1]	112,555	238,036	236,543	313,992
Change in non-cash working capital	(16,654)	(60,843)	(19,180)	(15,041)
Reclamation trust funding	(1,070)	(894)	(2,164)	(1,534)
Unitholder distributions	$ 43,889	$ 43,154	$ 87,640	$ 82,923
Unitholder distributions per Unit	**$ 0.50**	**$ 0.50**	**$ 1.00**	**$ 1.00**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

9) DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at June 30, 2004 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil price contracts	$ (100,879)	$ (100,438)
Currency exchange contracts	35,854	34,448
3.95% Interest rate swap contracts	(455)	(287)
	$ (65,480)	$ (66,277)

10) CONTINGENT GAIN

In 2003, while preparing its 2002 income tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former service provider, PanCanadian Petroleum Limited ("PanCanadian"). In April of 2003, the Trust disclosed this error to Canada Customs and Revenue Agency ("CCRA") and undertook discussions with CCRA to rectify the incorrect filing. EnCana Corporation (successor in interest to PanCanadian) was advised of the error in April and has been in discussions with the Trust regarding the error since that time. In September 2003, CCRA provided their decision regarding the issue, which resulted in the Trust paying approximately $9 million for the tax liability related to the 2001 filing error, and approximately $1 million in interest that had accrued on the liability.

As the Trust believes the tax liability was resultant of an incorrect tax filing by its former tax service provider, the Trust is taking action to recover the $10 million cash payment from EnCana. The amount of the potential cash recovery is not determinable at June 30, 2004, and therefore, is considered to be a contingent gain. No amounts pertaining to the contingent gain have been recorded in the Trust's financial statements at June 30, 2004.

11) RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2004.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations:
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the six month periods ended June 30, 2004 and June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated realized price differential for SSP, the expected royalty payments in 2004 and beyond, the expected production level at Syncrude for 2004, the anticipated completion and cost of the UE-1 construction, ,the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the anticipated levels of foreign ownership and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

Strong second quarter financial results for Canadian Oil Sands were supported by reliable Syncrude operations, a larger Syncrude working interest ownership, and robust crude oil prices compared to the same period in 2003. These factors contributed to funds from operations of $155 million, or $1.77 per Trust unit, an increase of $99 million, or $1.06 per Trust unit over the second quarter of 2003. Net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries, which management believes is a better measure of operational performance, was $110 million, or $1.25 per Trust unit in the second quarter of 2004, compared to $32 million, or $0.40 per Trust unit, in the same period of 2003. Net income after these items in the second quarter of 2004 was $98 million, or $1.12 per Trust unit, as compared to $64 million, or $0.80 per Trust unit, in the same period of 2003.

Strong, reliable production at Syncrude resulted in second quarter production of 20.9 million barrels, or approximately 229,000 barrels per day, surpassing our forecast by almost one million barrels. Net to the Trust, production totalled 7.4 million barrels, or approximately 81,000 barrels per day. The Trust's production volumes may differ from its sales volumes due to changes in inventory, which are primarily in-

transit pipeline volumes. Comparatively, Syncrude produced 19.2 million barrels, or 6.1 million barrels net to the Trust, in the second quarter of 2003. The prior year quarter reflects a 31.74 per cent Syncrude ownership interest compared with the Trust's 35.49 per cent interest in the second quarter of 2004, which includes the 3.75 per cent working interest acquired on July 10, 2003. Production in the second quarter of 2004 reflected the impact of planned maintenance turnaround work on three of the upgrading plants, which was completed on time and on budget. With production for the first half of the year totalling almost 44 million barrels, Syncrude is now forecast to produce 87 million barrels, or 31 million barrels net to the Trust, in 2004, up marginally from prior guidance.

The table below presents net income before foreign exchange gains and losses and future income tax recoveries. As a result of a change in accounting policy related to asset retirement obligations as described in Note 2(a) of the interim consolidated financial statements, the 2003 comparative figures have been restated.

(in millions)	Three Months Ended June 30		Six Months Ended June 30	
	2004	**2003** Restated See Note 2(a)	**2004**	**2003** Restated See Note 2(a)
Net income per GAAP	$ 98.0	$ 63.7	$ 201.4	$ 147.3
Add (Deduct):				
Foreign exchange loss (gain) on long-term debt	20.8	(44.9)	33.3	(88.4)
Future income tax expense (recovery)	(9.2)	13.3	(30.3)	10.9
Net income before foreign exchange and future income taxes	$ 109.6	$ 32.1	$ 204.4	$ 69.8

The earnings reflected in the above table are a non-GAAP measurement. The Trust also reports funds from operations on a total and per unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated from the Trust's cash flow statement as cash from operating activities before changes in working capital. In management's opinion, it is a key performance indicator of the Trust's ability to generate cash to finance its operations and pay distributions. The earnings in the table above and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

Net Revenues

($ millions)	Three Months Ended June 30			Six Months Ended June 30		
	2004	2003	Variance	2004	2003	Variance
Production revenue	$ 409.6	$ 252.2	$ 157.4	$ 777.0	$ 474.0	$ 303.0
Transportation and marketing fees	(11.4)	(8.1)	(3.3)	(22.1)	(12.3)	(9.8)
	398.2	244.1	154.1	754.9	461.7	293.2
Crude oil hedging gains (losses)	(59.3)	(12.0)	(47.3)	(100.4)	(51.9)	(48.5)
Currency hedging gains (losses)	1.9	0.8	1.1	4.8	(0.5)	5.3
Total hedging gains (losses)	(57.4)	(11.2)	(46.2)	(95.6)	(52.4)	(43.2)
Net revenues	$ 340.8	$ 232.9	$ 107.9	$ 659.3	$ 409.3	$ 250.0
Sales volumes (MMbbls)	7.8	5.9	1.9	15.8	10.1	5.7
($ per barrel)						
Production revenue	$ 52.88	$ 42.78	$ 10.10	$ 49.24	$ 46.91	$ 2.33
Transportation and marketing fees	(1.47)	(1.37)	(0.10)	(1.40)	(1.21)	(0.19)
Realized selling price before hedging losses	51.41	41.41	10.00	47.84	45.70	2.14
Crude oil hedging gains (losses)	(7.66)	(2.04)	(5.62)	(6.36)	(5.13)	(1.23)
Currency hedging gains (losses)	0.25	0.14	0.11	0.30	(0.05)	0.35
Total hedging gains (losses)	(7.41)	(1.90)	(5.51)	(6.06)	(5.18)	(0.88)
Total realized selling price	$ 44.00	$ 39.51	$ 4.49	$ 41.78	$ 40.52	$ 1.26

Net revenues in the second quarter of 2004 increased by $108 million compared to the same quarter in 2003 as a result of a larger Syncrude working interest, higher production volumes from Syncrude and a higher realized selling price per barrel. Sales volumes averaged approximately 85,116 barrels per day in the second quarter of 2004, a 31 per cent increase from the same period in 2003. The additional 3.75 per cent working interest the Trust owned in the second quarter of 2004 compared to 2003 accounted for approximately 12 per cent of the increase in sales volumes. The other 19 per cent increase in sales volumes was a result of increased production at Syncrude and sales from inventory. In the second quarter of 2004, Syncrude's production was impacted by planned maintenance work on three hydrotreaters, but to a lesser degree than the comparable period in 2003 when a scheduled coker turnaround was completed. *Second quarter revenues in 2004 were higher than we forecast at the end of April as a result of a significantly higher realized selling price and higher than expected Syncrude production volumes.*

Our realized selling price before hedging in the second quarter of 2004 was $51.41 per barrel, which was $10 per barrel higher than the same quarter in 2003. Canadian Oil Sands' realized selling price benefited from robust West Texas Intermediate ("WTI") prices in the second quarter of 2004, which averaged US$38.28 per barrel compared to US$28.91 per barrel in the same period of 2003. A slightly stronger Canadian dollar, which averaged $0.74 US/Cdn in the second quarter of 2004, and a weighted-average discount to which our Syncrude Sweet Blend ("SSB") TM product traded against average Canadian dollar WTI of $0.89 per barrel somewhat offset the significant increase in WTI prices relative to the second

quarter of 2003. In the comparable period of 2003, the Canadian dollar averaged $0.72 US/Cdn and SSB traded at a weighted-average premium to average Canadian dollar WTI of $1.11 per barrel. The price differential relative to WTI prices reflects the additional synthetic crude oil volumes that have come into the market during the past year from other producers. We anticipate a discount to Canadian dollar WTI to remain until we begin producing our higher quality Syncrude Sweet Premium ("SSP") crude, concurrent with the completion of the Stage 3 expansion. We anticipate SSP will receive a higher price than our current SSB product, potentially reducing the price differential and resulting in premium pricing in the market.

On a year-to-date basis, net revenues were $659 million in 2004, an increase of $250 million compared to the same period in 2003. The significant improvement in the first half of 2004 compared to the same period of 2003 is mainly a result of the Trust's larger Syncrude ownership, which was 35.49 per cent in 2004 compared to an average ownership interest of 28 per cent in 2003, and stronger operational performance by Syncrude. Sales volumes averaged 86,709 barrels per day for the first six months of 2004, an improvement of 55 per cent compared to the same period in 2003.

Also contributing to the increase in net revenues in 2004 was the Trust's realized selling price after hedging, which averaged $41.78 per barrel, or $1.26 per barrel higher than the average price in 2003. WTI prices averaged US$36.78 per barrel for the first half of 2004, compared to US$31.32 per barrel in the same period of 2003. Partially offsetting the increase in 2004 of U.S. dollar WTI prices, which the Trust's SSB product closely follows, was a stronger Canadian dollar that averaged $0.75 US/Cdn compared to $0.69 US/Cdn in 2003. For the first half of the year, our SSB product traded at a weighted-average discount of $1.40 per barrel compared to Canadian dollar average WTI prices, which also partially offset the increase in U.S. dollar WTI prices during this period. In the first half of 2003, we realized a weighted-average premium of $1.57 per barrel in our selling prices when compared to Canadian dollar average WTI prices.

Crude oil and foreign currency hedges in the second quarter of 2004 resulted in an overall decrease to net revenues of $57 million, or $7.41 per barrel, compared to a decrease of $11 million, or $1.90 per barrel, in the same quarter of 2003. On a year-to-date basis, total combined crude oil hedging losses and foreign currency hedging gains reduced 2004 net revenues by $96 million, or $6.06 per barrel, compared to a decrease of net revenues due to hedging losses of $52 million, or $5.18 per barrel, in 2003. Crude oil hedging and foreign currency hedging results are more fully discussed in the Risk Management section of this MD&A.

Operating costs

	Three Months Ended June 30				Six Months Ended June 30			
	2004		2003		2004		2003	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]								
Overburden removal	2.01		2.76		1.90		2.49	
Bitumen production	5.85		6.93		5.85		7.21	
Purchased energy [3]	1.45		1.72		1.50		1.97	
	9.31	11.92	11.41	13.04	9.25	11.26	11.67	14.01
Upgrading Costs [2]								
Bitumen processing and upgrading		3.31		4.00		3.23		3.97
Turnaround and catalysts		1.16		3.92		0.62		2.81
Purchased energy [3]		2.39		2.42		2.34		2.91
		6.86		10.34		6.19		9.69
R&D and other		0.67		0.47		0.58		0.56
Syncrude reported operating costs		19.45		23.85		18.03		24.26
Natural gas hedging gains		-		-		-		(0.56)
Canadian Oil Sands adjustments [4]		(0.45)		0.20		(0.09)		0.41
Total operating costs		19.00		24.05		17.94		24.11
	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	294	229	244	211	293	241	240	200

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $6.39/GJ and $6.54/GJ in the second quarter of 2004 and 2003, respectively. On a year-to-date basis, prices were $6.27/GJ and $7.05/GJ in 2004 and 2003, respectively.

4 Canadian Oil Sands' adjustments primarily relate to pension costs, site restoration costs, changes in linefill and product inventory, as well as the inventory impact of moving from production to sales as Syncrude reports unit costs based on production volumes and we report based on sales volumes.

Operating costs of $19.00 per barrel in the second quarter of 2004 improved by $5.05 per barrel over the same period in 2003, principally due to increased Syncrude production volumes. In the second quarter of 2004, Syncrude performed planned maintenance work on three of the upgrading plants. Syncrude produced approximately 21 million barrels, or 7.4 million barrels net to the Trust, in the second quarter, which was almost one million barrels more than we had forecast. As expected, operating costs on a per barrel basis were higher in the second quarter compared to the first quarter of 2004 as a result of the maintenance work. In the same period of 2003, a planned coker turnaround, which took longer than anticipated, resulted in higher costs and lower production volumes compared to 2004. Natural gas costs did not have a significant impact on the change in operating costs on a comparative basis.

On a year-to-date basis, Syncrude's operating performance has been very strong. The reliable operations translated to operating costs of $17.94 per barrel to the Trust, an improvement of $6.17 per barrel compared to 2003. Production for the first half of 2004 was Syncrude's best, with production of approximately 44 million barrels surpassing previous record production for the same six months of other years by 3.5 million barrels. As there have been no significant unscheduled production interruptions at Syncrude this year, per barrel costs have been lower and production has been strong compared to the same period of 2003. In the prior year, Syncrude's operational performance was compromised by an

extended turnaround and unscheduled maintenance and repair work, which resulted in higher costs and lower production volumes.

Also contributing to lower operating costs in the first half of 2004 is a decrease in natural gas prices relative to the same period of 2003. The price of natural gas averaged $6.27/GJ in the first six months of 2004, which was 11 per cent lower than the same period in 2003 when prices averaged $7.05/GJ. We do not have any natural gas hedges in place for 2004, but we continue to monitor hedging opportunities for this commodity.

Non-production costs

Non-production costs of $11 million in the second quarter of 2004 increased marginally from the comparable period in 2003, primarily due to the larger working interest. On a per barrel basis, non-production costs were $1.40 and $1.61 for 2004 and 2003, respectively. Year-to-date, non-production costs totalled $21 million and $15 million in each of 2004 and 2003, respectively. Non-production costs consist primarily of Syncrude 21 development expenditures incurred for the expansion and engineering and other costs related to the development of the existing plant facilities, and are not a result of current production.

Crown Royalty expense

Crown royalties expense rose in 2004 on a quarterly and year-to-date basis as a result of higher gross revenues, but continues to reflect the one per cent of gross revenue royalty rate in each of 2004 and 2003. As Syncrude is currently undertaking a significant capital program, we expect to pay only the minimum one per cent royalty on our gross revenues for the next few years. A description of the Crown royalty can be found in Note 18 of the audited consolidated financial statements for the year ended December 31, 2003.

Interest expense, net

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Interest expense	$ 23,540	$ 16,579	$ 46,579	$ 29,766
Interest income and other	(297)	(1,509)	(1,201)	(2,900)
Interest expense, net	$ 23,243	$ 15,070	$ 45,378	$ 26,866

The increase in interest expense on a quarterly and year-to-date basis primarily reflects the higher debt levels in 2004 compared to 2003 as a result of debt issued in January 2004 and during 2003, as well as the utilization of our credit facilities. The new debt was issued to fund our share of Syncrude's Stage 3 capital program, as well as to fund a portion of the acquisitions of the 10 and 3.75 per cent Syncrude

working interests acquired in February and July of 2003, respectively.

Depreciation, depletion and reclamation expense

Depreciation and depletion ("D&D") expense for the three and six months ended June 30, 2004 increased by approximately $19 million and $50 million, respectively, compared to the same periods in 2003 as a result of a significantly higher D&D rate, higher Syncrude production volumes, and a larger Syncrude working interest in 2004.

The effective D&D rate in the second quarter of 2004 was $5.48 per barrel compared to $3.60 per barrel in the second quarter of 2003. On a year-to-date basis, the D&D rate was $5.51 per barrel and $3.42 per barrel for 2004 and 2003, respectively. The increase in the quarter and the first half of 2004 relative to the same periods in 2003 reflects the full inclusion of our share of current estimated total Stage 3 costs of approximately $2.8 billion, partially offset by an increase to the depletable reserve base. During the first quarter of 2004, independent reserve evaluators completed Canadian Oil Sands' reserve report. Included in the reserve report is 1.8 billion barrels of total proved plus probable reserves related to our 35.49 per cent Syncrude working interest.

We depreciate and deplete our production assets on a unit-of-production basis, based on proved plus probable reserves. In prior years, we depreciated and depleted our assets based on proved reserves. However, since National Instrument 51-101 provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserve base, we are now depreciating and depleting our existing assets and future development costs on a proved plus probable basis. These revisions to our D&D rate calculation have been accounted for as a change in estimate on a prospective basis.

Also included in depreciation, depletion and reclamation expense are amounts related to our asset retirement obligation. Effective January 1, 2004 we retroactively adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting standard for asset retirement obligations ("ARO") as explained in Note 2(a) of the interim consolidated financial statements. In prior years, a future site reclamation provision was calculated on a unit-of-production basis using total estimated future reclamation expenditures and proved reserves. The provision was recorded in net income and accumulated on the Consolidated Balance Sheet as a future site reclamation liability. Under the new accounting standard, the estimated fair value of the future reclamation liability is now recorded on our Consolidated Balance Sheet as an increase to capital assets and as an asset retirement obligation. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and accretion expense. Prior year's financial statements have been restated for the change in accounting policy. On a year-to-date basis for 2003, the additional depreciation and accretion expense recorded under the new ARO accounting standard compared to the reclamation

provision booked under the former accounting policy differed by less than $1 million. At June 30, 2004 the asset retirement obligation was $43 million.

Canadian Oil Sands deposits $0.1322 per barrel of production into mining reclamation trust accounts for its 35.49 per cent Syncrude working interests. Including interest earned on the trust accounts, the reclamation fund accounts totalled $19 million at June 30, 2004 as shown on the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains/losses

In the second quarter of 2004, we recorded a foreign exchange loss of $20 million, compared to a gain of $41 million in the same period in 2003. For the six months ended June 30, a foreign exchange loss of $32 million and gain of $85 million was recorded for 2004 and 2003, respectively. As required by Canadian generally accepted accounting principles, Canadian Oil Sands' U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. Our most significant U.S. denominated monetary balances that give rise to most of the foreign exchange impacts are our U.S. Senior Notes. At June 30, 2004 and June 30, 2003, we had US$694 million and US$394 million in U.S. denominated debt, respectively. The weaker Canadian dollar at June 30, 2004 compared with March 31, 2004 and December 31, 2003 created non-cash foreign exchange losses on the U.S. denominated senior notes of $21 million and $33 million in the three and six months ended June 30, 2004, respectively. At June 30, 2003 the stronger Canadian dollar, compared with March 31, 2003 and December 31, 2002, created non-cash foreign exchange gains on the U.S. debt of $45 million and $88 million for the second quarter and first half, respectively, of 2003. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. The transactions on these accounts give rise to realized foreign exchange gains and losses which comprise the remaining balance of the foreign exchange gains and losses on the income statement.

Large Corporations Tax and other

Large Corporations Tax ("LCT") and other expense in the second quarter and first six months of 2004 primarily reflect the estimated LCT payable by the Trust's operating subsidiary, Canadian Oil Sands Limited ("COSL"). As a result of the 13.75 per cent Syncrude working interest acquisitions in 2003 and Stage 3 capital expenditures, COSL's taxable capital base in 2004 is significantly higher than the comparable period of 2003. However, during 2004 the federal government enacted a reduction to the Large Corporations Tax rate to 0.2 per cent from 0.225 per cent, and the taxable capital threshold was increased from $10 million to $50 million for the 2004 taxation year. These favourable tax changes mitigated the increase in the LCT provision in 2004 compared to 2003. Also included in the federal government's 2004 tax changes is the elimination of LCT over the next five years, which will increase the

Trust's cash flow. For 2004, we expect that there will be no cash income taxes payable, other than LCT, by the Trust or any of its subsidiaries.

Future income tax

In the second quarter of 2004, we recorded a non-cash future income tax recovery of approximately $9 million, which primarily pertains to the decrease in temporary differences in the quarter. In the same period of 2003, a future income tax expense of $13 million was recorded, primarily as a result of substantive changes to the federal resource allowance and the reduction of the corporate tax rate over a five year period. On a year-to-date basis, a future income tax recovery of $30 million, and a future tax expense of $11 million have been recorded for 2004 and 2003, respectively.

Change in accounting policies

Effective January 1, 2004 we retroactively adopted the CICA's accounting standard "Asset Retirement Obligations". The impact of the change in accounting policy is described in Note 2(a) of the interim consolidated financial statements.

Also effective January 1, 2004 was the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which establishes certain conditions for when hedge accounting may be applied. Canadian Oil Sands is applying AcG-13 to its financial derivatives, the impacts of which are described in the Risk Management section of this MD&A and in Note 2(b) of the interim consolidated financial statements.

Liquidity and Capital Resources

($ millions)	June 2004	December 2003 Restated See Note 2(a)
Long-term debt	1,866.5	1,437.4
Less: Cash and short-term investments	199.3	16.7
Net debt	1,667.2	1,420.7
Unitholders' equity	2,242.5	2,102.9
Total capitalization [1]	3,909.7	3,523.6

[1] Net debt plus unitholders' equity

In the first half of 2004, the Trust's capitalization increased primarily as a result of additional borrowings used to assist in financing our share of Syncrude's capital expenditure program. On January 15, 2004 COSL issued $20 million of floating rate and $175 million of 3.95% medium term notes. Both issues were for three year terms and are unsecured. Interest rate swap transactions were undertaken to effectively convert the fixed interest rate on the $175 million notes to a floating rate. On June 29, 2004 COSL issued another $200 million of unsecured 5.55% medium term notes with a five year term. All three debt issues were used to repay a portion of the drawn credit facilities and to assist in funding our capital expenditures. During the quarter, our credit ratings were reconfirmed at BBB+ with a negative outlook from Standard & Poor's and Baa2 with a negative outlook from Moody's Investor Service.

We have $685 million of available bank facilities and lines of credit. Including letters of credit drawn, approximately $254 million of these $685 million credit facilities was undrawn at June 30, 2004. In addition, we had $199 million of cash and short-term investments at June 30, 2004.

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") provided additional financing in the second quarter of 2004. DRIP participation in the second quarter of 2004 was approximately 26 per cent and generated $11 million in new equity through the issuance of 0.3 million Trust units, compared with $9 million and 0.3 million Trust units in the comparable quarter of 2003. In the first half of 2004, DRIP participation was below our expectations, averaging 29 per cent, and generated $25 million in new equity through the issuance of 0.6 million Trust units. Comparatively, the first half of 2003 saw 22 per cent DRIP participation, which generated $15 million of new equity through the issuance of 0.4 million Trust units.

In the second quarter of 2004, we generated funds from operations of $155 million, or $1.77 per Trust unit, compared to $56 million, or $0.71 per Trust unit, in the same period in 2003. The 2004 second

quarter funds from operations per Trust unit reflect reliable operations at Syncrude, a larger Syncrude working interest, and strong crude oil prices, as compared to second quarter results in 2003. Funds from operations in the three months ended June 30, 2004 were used to pay Unitholder distributions of $44 million and a portion of the $206 million spent on capital expenditures. Approximately $95 million of the second quarter 2004 capital expenditures was financed with debt and new equity from the DRIP.

For the first half of 2004, funds from operations totalled $297 million, or $3.39 per Trust unit. These results are significantly higher than the comparable period in 2003, which generated $108 million, or $1.49 per Trust unit. In the six months ended June 30, 2004, $215 million of the total $424 million spent on capital expenditures was funded through debt and new equity from the DRIP.

Our future financing requirements continue to depend on the funds we generate from operations, our share of Syncrude's capital expenditures and distributions to Unitholders. Currently we estimate funds from operations for the last half of 2004 will approximate $194 million, based on an average WTI price for the year of US$35 per barrel and annual production volumes of 31 million barrels. We estimate capital expenditures will total approximately $530 million for the last half of the year. On an annual basis, funds from operations for 2004 are estimated to total approximately $491 million, or $5.58 per Trust unit, with capital expenditure of approximately $954 million. Late in June we executed $200 million of additional debt financing in the Canadian market. We will continue to finance our share of Syncrude's Stage 3 capital expenditures through funds generated from operations, utilization of our bank facilities, new debt issues, and funds from our DRIP. New equity outside of the DRIP may be required in due course. As part of our ongoing compliance under our debt and credit facilities, we monitor our financial leverage ratios. At June 30, 2004 our net debt-to-total capitalization was 43 per cent.

Capital Expenditures

Capital spending in the second quarter of 2004 was $206 million, compared to $189 million in the same period of 2003. The increase is primarily attributable to our higher working interest ownership in 2004 compared to the same quarter of 2003. Total capital spending by Syncrude was comparable in each of the second quarters of 2004 and 2003, with approximately 75 and 91 per cent of the expenditures spent on Stage 3 capital in each of the quarters, respectively. In the first half of 2004, capital expenditures totalled $424 million, an increase of $102 million from the prior year. The increase is due to the higher working interest ownership and slightly higher spending by Syncrude on a year-to-date basis.

As of June 30, 2004 construction of the upgrader expansion ("UE-1") of Stage 3 was approximately 50 per cent complete, with a 70 per cent completion goal for the end of the current year. We estimate our share of Syncrude's 2004 capital expenditure program to approximate $954 million, which incorporates

the revised Stage 3 cost estimates announced on March 4, 2004.

Contractual Obligations and Commitments

As of June 30, 2004 there have been no significant changes to the Trust's contractual obligations or commitments from our year-end disclosure.

Unitholders' Capital

As of June 30, 2004 the Trust had 87.8 million Trust units outstanding and a market capitalization of approximately $3.9 billion based on a closing trading price on June 30, 2004 of $44.15 per Trust unit. The Trust has declared a distribution of $0.50 per Trust unit for the quarter ending June 30, 2004 for total distributions of approximately $44 million. A unitholder distributions schedule is included in Note 8 to the interim consolidated financial statements.

Canadian Oil Sands issues Trust unit options ("options") as part of our long-term incentive plan for employees. There were no options granted in the second quarter of 2004. As of June 30, 2004 there were 426,400 options outstanding with a weighted average exercise price of $40.72 per option, of which 102,297 were exercisable at a weighted average price of $39.28 per option. Each option represents the right of the option holder to purchase a Trust unit at the exercise price determined at the date of grant. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

Risk Management

Crude Oil Price Risk

We have employed crude oil hedging as a risk mitigation strategy for our Stage 3 financing plan. Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian foreign exchange rates. As a result, management will hedge both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with U.S. dollar WTI crude oil hedges and foreign currency hedges, which are outlined in the Currency Hedging section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. We have used both strategies and have the following hedge positions outstanding as at July 21, 2004, which represent approximately 46 per cent of our forecast sales volumes for 2004:

Canadian Oil Sands Trust Crude Oil Hedging Activities	January 1 - December 31	
	Price *($/bbl)*	Volume *(bbls/day)*
2004 US$ WTI Hedge Positions (in US$/bbl)	$ 24.74	25,000
2004 C$ WTI Hedge Positions (in C$/bbl)	$ 38.65	14,000
Total volumes hedged		39,000

As Stage 3 approaches completion, we plan to substantially reduce our crude oil hedging program, beginning in 2005. No further hedging of 2004 production is anticipated in our financial plan and currently, no crude oil hedge positions have been established for periods beyond 2004.

Canadian Oil Sands' revenues in the second quarter of 2004 were reduced by crude oil hedging losses of approximately $59 million, or $7.66 per barrel, compared to approximately $12 million, or $2.04 per barrel, of losses in the same quarter of 2003. In 2004, the Trust had U.S. dollar WTI hedges of 25,000 barrels per day hedged at US$24.74 as compared to an average of 48,000 barrels per day at US$26.65 in the second quarter of 2003. U.S. dollar WTI prices averaged US$38.28 per barrel and US$28.91 per barrel in the second quarter of 2004 and 2003, respectively, which resulted in crude hedging losses of approximately US$31 million and US$8 million in each quarter, respectively. Also hedged in 2004 were 14,000 barrels per day at a Canadian dollar WTI price of $38.65 per barrel. Actual Canadian dollar WTI prices averaged approximately $52.00 per barrel, which resulted in $17 million of hedging losses in the second quarter.

For the first half of the year, crude oil hedging losses in 2004 were $100 million, or $6.36 per barrel, compared to $52 million, or $5.13 per barrel in 2003. In 2004, WTI averaged US$36.78 per barrel, and Canadian dollar WTI prices averaged $49.23 per barrel, compared to 2003 when U.S. WTI prices averaged US$31.32 per barrel. There were no Canadian dollar WTI hedges in place in 2003.

Effective January 1, 2004 Canadian Oil Sands adopted AcG-13 related to hedging relationships. Under the new guidelines, our crude oil hedge positions do qualify for hedge accounting, and therefore, there was no impact on our financial results for these positions related to the new guidelines.

Natural Gas Hedging

For the period April 2002 to March 2003, we held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of our share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $6 million. As at July 21, 2004 there were no natural gas hedges in place.

Foreign Currency Hedging

As at July 21, 2004 we had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**		31-Dec 2004		31-Dec 2005		31-Dec 2006		31-Dec 2007
U.S. dollars hedged *($ millions)*	$	46.0	$	100.0	$	60.0	$	20.0
Average U.S. dollar exchange rate	$	0.665	$	0.664	$	0.669	$	0.692

Canadian Oil Sands' net revenues in the second quarter of 2004 include foreign currency hedging gains of approximately $2 million, or $0.25 per barrel, compared to gains of approximately $1 million, or $0.14 per barrel, in the comparable quarter in 2003. The gains in each year reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.74 US/Cdn and $0.72 US/Cdn in the second quarter of 2004 and 2003, respectively. On a year-to-date basis, we have recorded approximately $5 million, or $0.30 per barrel, of foreign currency hedging gains, which reflect an average Canadian dollar of $0.75 US/Cdn for the period. The same period of 2003 reported a cumulative foreign exchange loss of $0.5 million, or $0.05 per barrel. There was no impact to our 2004 results as a result of adopting AcG-13 since our foreign currency hedges continue to qualify as hedges under the new guidelines.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the second quarter and first six months of 2004, gains of $1.4 million and $2.8 million, respectively, have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totaling $25 million to 2006 and beyond for net income purposes, but these amounts are included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Interest rates impact our net income and cash flows based on the amount of floating rate debt outstanding. At June 30, 2004 approximately $393 million had been drawn on our credit facilities, which bear interest at floating rates based on bankers' acceptance rates. We also have $20 million of floating rate medium term notes outstanding and have swapped $175 million of fixed rate debt into floating rate debt.

On January 15, 2004 COSL entered into two interest rate swaps for the $175 million 3.95% Canadian medium term notes issued on the same day to effectively convert the fixed interest payments to floating rates based on three month bankers' acceptance rates plus a credit spread. The swaps have been

recorded as hedges on the consolidated financial statements in 2004, and any gains or losses related to the swaps will be recognized in the period the swaps are settled.

Pursuant to AcG-13, the interest rate swaps which COSL had entered into in 1997 related to its US$70 million 7.625% Senior Notes do not qualify as hedges under the new guidelines. As a result, a deferred asset and a corresponding deferred liability, each with a fair value of approximately $5 million, were recorded on January 1, 2004. The asset and liability are included on the Consolidated Balance Sheet under the headings "Deferred financing charges, net and other" and "Other liabilities", respectively. At June 30, 2004 the decrease in the fair value of the interest rate swap from January 1, 2004 was approximately $0.6 million and has been recorded as an expense which is included in "Interest, net". The mark-to-market loss is due to the semi-annual swap settlement that occurred on May 15, 2004, offset somewhat by a strengthening of the U.S. dollar since January 1, 2004. The deferred liability is being amortized as the swap contracts settle, with the amortization of approximately $0.3 million included as a reduction to interest expense. These interest rate swaps expire on May 15, 2007.

Unrecognized gains and losses

At June 30, 2004 unrecognized losses on our crude oil hedges and interest rate swaps on our 3.95% medium term notes were approximately $101 million and $0.5 million, respectively, and unrecognized gains relating to our foreign currency hedges were approximately $36 million. These unrecognized amounts and the fair values of the hedges are disclosed in Note 9 to the consolidated interim financial statements.

Unitholder Limited Liability Legislation

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of Canadian Oil Sands Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Prior to the July 1 amendments, the legislation governing the creation of trusts did not contain explicit language which limited the liability of unitholders of the Trust to their equity investment in the Trust. As a result, there has existed a possibility that unitholders of the Trust may not be protected from liabilities of the Trust to the same extent as a shareholder of a publicly traded corporation and that potentially, unitholders could be liable for tort claims such as environmental claims. Canadian Oil Sands' trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against

and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

Please see page 46 of Canadian Oil Sands' 2003 annual report for more information regarding unlimited liability.

Unit Trading Activity

Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at June 30, 2004 approximately 87.8 million Trust units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Second Quarter 2004	June 2004	May 2004	April 2004
Unit price				
High	$ 46.60	$ 46.60	$ 44.50	$ 45.25
Low	$ 40.35	$ 40.35	$ 41.90	$ 41.20
Close	$ 44.15	$ 44.15	$ 42.45	$ 43.99
Volume traded (000's)	22,529	8,342	6,748	7,439
Weighted average number of units outstanding (000's)	87,596	87,779	87,511	87,502

Outlook

In the third quarter of 2004, we are estimating Syncrude production of approximately 23 million barrels, which reflects turnarounds of an LC-Finer and a hydrogen recovery and compression unit. Our annual Syncrude production forecast remains at a range between 82 and 87 million barrels in 2004, or 29 to 31 million barrels net to the Trust based on our 35.49 per cent interest. The upper end of the range reflects scheduled shutdowns and normal maintenance and tie-ins for the Stage 3 expansion, while the low end of this range incorporates the possibility of a turnaround of Coker 8-2 as it nears its normal maintenance cycle towards the latter part of 2004.

We have revised slightly our 2004 outlook to budget annual Syncrude production of 87 million barrels, or 31 million barrels net to the Trust. The turnarounds that are planned for the third quarter complete the scheduled maintenance for the year, which well positions the Trust to realize its production budget. Given the strength of crude oil prices during the first half of the year and current oil prices in the forward market, we have increased our crude oil price forecast from US$31 per barrel WTI to average US$35 per barrel WTI for 2004 utilizing an average currency exchange rate of $0.75 US/Cdn. Demand for crude oil is expected to remain strong, particularly from China and the U.S., since concerns about Middle East supply disruptions persist due to political instability in the region. The production assumption, together with our currency exchange forecasts and revised crude oil and currency hedge positions, results in projected net revenues of approximately $1.2 billion in 2004. We are projecting operating expenses of approximately $566 million, or $18.25 per barrel, for 2004, assuming a natural gas cost of $6.57 per GJ.

Non-production development costs are projected at approximately $50 million.

Based on our forecast for 2004, the following table provides an estimate of the sensitivity of cash flow and net income for 2004:

Q2 2004 - 2004 Sensitivity Analysis					
	Annual [2]	Funds from Operations Increase		Net Income Increase/(Decrease)	
Variable [1]	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	32	0.36	32	0.36
Syncrude operating costs decrease	C$50 million	18	0.21	18	0.21
WTI crude oil price increase	US$1.00/bbl	22	0.25	22	0.25
Syncrude production increase	2 million bbls	28	0.32	25	0.28
Canadian dollar weakening	US$0.01/C$	12	0.13	(1)	(0.01)
AECO natural gas price decrease	C$0.50/GJ	11	0.13	11	0.13

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

We are estimating our share of Syncrude capital expenditures to total approximately $954 million in 2004, of which approximately 75 per cent will be directed to the Stage 3 expansion. This estimate is based on updated project cost estimates provided by Syncrude early in March.

Impact of proposed changes to trusts under the federal government budget

The federal government's proposals related to income trusts announced in its March 23, 2004 budget are not expected to result in any tax-related impact for Canadian investors in oil and gas royalty trusts, such as Canadian Oil Sands.

The budget proposals, however, do appear to affect non-resident unitholders of the Trust in two respects. Firstly, effective January 1, 2005, 100 per cent of the distributions paid to non-resident unitholders will be subject to a 25 per cent withholding tax, which is effectively reduced to 15 per cent by a tax treaty with the United States. Previously, the withholding tax applied only to the taxable portion of the distribution, but under the budget proposals, a new 15 per cent tax will be withheld from the tax-deferred portion of the distributions. This is expected to have nominal impact on Canadian Oil Sands' non-resident unitholders because the distributions are currently only 10 to 20 per cent tax-deferred.

Secondly, in order to maintain their status as a mutual fund trust, oil and gas royalty trusts must not have more than 50 per cent of their units owned by non-Canadian residents. The trust indenture, under which the Trust was created, provides that no more than 49 per cent of the units of Canadian Oil Sands Trust can be held by non-Canadian residents. The Trust's indenture also contains specific provisions that allow it to control the level of its non-resident ownership. If at any time the Trustee of the Trust becomes aware that the 49 per cent ownership limit is imminent, it may publish a notice and require completion of residency declarations before the Trustee will complete any transfer of units. At the time that the non-

Canadian residency level exceeds 50 per cent, the Trustee may send a notice to unitholders and require them to sell their trust units, or a portion thereof, within 60 days. If the units are not sold within the 60 days or if the unitholders are not able to provide evidence that they are not non-residents, the Trustee may sell their units on the unitholders' behalf. The trust indenture also allows the Trustee to take any such other action that the Trustee deems necessary or appropriate, including the withholding of distributions, until such time as unitholders have satisfied the Trustee of their residency status and that such status does not violate the limitation within the trust indenture.

Based on geographical data as of July 7, 2004, we estimate that approximately 59 per cent of the Trust's units are held by Canadian residents with the remaining 41 per cent held by non-Canadian residents. The Trust uses declarations from unitholders and geographical searches to estimate the level of Canadian and non-Canadian resident unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time they are provided, the inability of public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the above information is subject to the accuracy provided by third party data and by system limitations in identifying residency issues. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time.

We continue to work with industry organizations to ensure that the federal government and other stakeholders recognize the benefit to the Canadian economy of providing a stable framework for income trusts in Canada.

Taxability of 2004 Distributions

We estimate that 80 per cent to 90 per cent of the distributions pertaining to 2004 will be taxable as other income, with the remainder classified as tax-deferred return of capital.

Our 2004 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ thousands, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003 Restated See Note 2(a)	2004	2003 Restated See Note 2(a)
Net Revenues:				
Syncrude Sweet Blend revenues	$ 352,178	$ 240,992	$ 681,418	$ 421,537
Transportation and marketing expense	(11,383)	(8,067)	(22,099)	(12,270)
	340,795	232,925	659,319	409,267
Expenses:				
Operating	147,182	141,747	283,099	243,604
Non-production	10,866	9,508	21,356	15,035
Crown royalties	3,843	2,916	7,515	4,703
Administration	1,878	1,263	3,641	3,018
Insurance	1,538	2,566	4,405	4,329
Interest, net (Note 7)	23,243	15,070	45,378	26,866
Depreciation, depletion and accretion	41,057	22,395	86,718	36,326
Foreign exchange loss (gain)	20,383	(40,921)	32,217	(84,980)
Large Corporations Tax and other	1,964	1,434	3,896	2,190
Future income tax expense (recovery)	(9,154)	13,267	(30,339)	10,916
	242,800	169,245	457,886	262,007
Net income for the period	$ 97,995	$ 63,680	$ 201,433	$ 147,260
Unitholders' equity, beginning of period				
As previously reported	$ 2,176,924	$ 1,737,963	$ 2,094,411	$ 956,501
Prior period adjustment (Note 2(a))	-	6,519	8,531	6,315
As restated	2,176,924	1,744,482	2,102,942	962,816
Net income for the period	97,995	63,680	201,433	147,260
Issue of Trust units	11,246	8,880	25,328	746,735
Unitholder distributions	(43,889)	(43,154)	(87,640)	(82,923)
Contributed surplus	226	-	439	-
Unitholders' equity, end of period	$ 2,242,502	$ 1,773,888	$ 2,242,502	$ 1,773,888
Weighted average Trust units	87,596	79,636	87,453	72,585
Trust units, end of period	87,778	79,807	87,778	79,807
Net income per Trust unit				
Basic and diluted	$ 1.12	$ 0.80	$ 2.30	$ 2.03

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ thousands)

	June 30 2004	December 31 2003
		Restated See Note 2(a)
ASSETS		
Current assets:		
Cash and short-term investments	$ 199,322	$ 16,702
Accounts receivable	146,301	116,162
Inventories	62,528	57,351
Prepaid expenses	5,605	4,643
	413,756	194,858
Capital assets, net	4,361,419	4,022,994
Other assets		
Reclamation trust	18,717	16,553
Deferred financing charges, net and other	29,751	25,520
	48,468	42,073
	$ 4,823,643	$ 4,259,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 263,240	$ 245,926
Unit distribution payable	43,889	43,598
Current portion of other liabilities	159	665
	307,288	290,189
Employee future benefits and other liabilities	100,468	93,636
Long-term debt (Note 3)	1,866,502	1,437,413
Asset retirement obligation (Note 4)	43,309	44,680
Deferred currency hedging gains	24,734	21,886
Future income taxes	238,840	269,179
	2,581,141	2,156,983
Unitholders' equity	2,242,502	2,102,942
	$ 4,823,643	$ 4,259,925

Contingencies (Note 10)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	**2003**	**2004**	**2003**
		Restated See Note 2(a)		Restated See Note 2(a)
Cash provided by (used in):				
Operating activities				
Net income	$ 97,995	$ 63,680	$ 201,433	$ 147,260
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	41,057	22,474	86,718	36,326
Amortization	641	854	1,258	1,266
Foreign exchange on long-term debt	20,750	(44,910)	33,310	(88,362)
Future income tax expense (recovery)	(9,154)	13,267	(30,339)	10,916
Other	652	-	1,075	-
Net change in deferred items	3,065	928	3,339	475
Funds from operations	155,006	56,293	296,794	107,881
Change in non-cash working capital	(13,124)	(65,232)	651	(36,188)
	141,882	(8,939)	297,445	71,693
Financing activities				
Issuance of medium term notes (Note 3)	200,000	150,000	395,000	150,000
Net drawdown (repayment) of bank credit facilities	53,499	(90,182)	780	259,818
Unitholder distributions (Note 7)	(43,889)	(43,154)	(87,640)	(82,923)
Issuance of Trust units	11,246	8,880	25,328	746,735
Net change in deferred items	(1,310)	(1,526)	(1,945)	(11,881)
Change in non-cash working capital	138	3,385	291	14,311
	219,684	27,403	331,814	1,076,060
Investing activities				
Acquisition of Syncrude working interests	-	-	-	(1,047,499)
Capital expenditures	(205,948)	(189,438)	(424,353)	(322,375)
Reclamation trust	(1,070)	(894)	(2,164)	(1,534)
Change in non-cash working capital	(3,668)	1,004	(20,122)	6,836
	(210,686)	(189,328)	(446,639)	(1,364,572)
Increase (decrease) in cash	150,880	(170,864)	182,620	(216,819)
Cash at beginning of period	48,442	184,015	16,702	229,970
Cash at end of period	$ 199,322	$ 13,151	$ 199,322	$ 13,151
Supplemental Information				
Large Corporations Tax and income tax paid	$ 1,989	$ 4,731	$ 10,311	$ 7,779
Interest charges paid	$ 25,378	$ 12,085	$ 64,135	$ 26,901

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2004
(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003, except for the accounting for asset retirement obligations and financial derivatives, as discussed in Note 2 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2003.

2) CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligations

Effective January 1, 2004, Canadian Oil Sands adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for asset retirement obligations (CICA Handbook Section 3110). Upon adoption of the new requirements, Canadian Oil Sands recognized an asset retirement obligation and a corresponding increase to capital assets equal to the estimated fair value of the Trust's 35.49 per cent share of Syncrude's retirement obligations pertaining to property, plant and equipment. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the full amount of the liability is recorded upon initial land disturbance when each mine site is opened. Prior to the adoption of these requirements, the future site reclamation liability was accrued monthly on a unit-of-production basis based on estimated total future site reclamation costs and proved reserves.

The requirements have been adopted retroactively, with restatement of prior year's balances. The impact on the comparative balances was the following:

		December 31 2003
Consolidated Balance Sheet		
Increase capital assets, net	$	67
Decrease asset retirement obligation		(12,885)
Increase future income tax liability		4,421
Increase retained earnings		8,531

The impacts on net income in the second quarter and first half of 2003 were increases of $0.5 million and $0.7 million, respectively. The increase to net income in each of the periods was comprised of a decrease to the future site reclamation expense recorded under the former accounting policy, partially offset by an increase to depreciation expense and accretion expense as per the new requirements. In 2004, opening retained earnings was increased by $8.5 million and net income decreased by $0.5 million. The addition to capital assets is being depreciated in the same manner as the Trust's existing capital assets. The liability is being accreted monthly based on the discount rates used with the accretion expense recorded in net income. These

impacts are reflected in the Trust's depreciation, depletion and accretion expense on the income statement.

b) Hedge Accounting

Effective January 1, 2004, Canadian Oil Sands adopted new guidelines for hedge accounting in accordance with the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"). AcG-13 establishes certain conditions for when hedge accounting may be applied. Under AcG-13, the Trust is continuing to apply hedge accounting for its crude oil and foreign currency hedges, which results in the hedging settlement gains or losses being included in net income in the same period the hedged items are settled. Therefore, there is no impact to the Trust's financial results related to those hedge positions as a result of adopting AcG-13.

However, the Trusts' interest rate swap positions that were in existence at January 1, 2004 do not qualify as hedges under AcG-13, and therefore, the Trust has recorded these positions at the fair market values as of January 1, 2004, which resulted in a deferred gain of approximately $4.9 million. The fair market value was recorded as an increase to other assets and other liabilities. The asset balance is re-assessed each quarter to determine its current fair market value and any changes in the valuation are recorded in net income. For the six months ended June 30, 2004, the change in the fair value of the interest rate swaps was a decrease of approximately $0.6 million. The loss has been recorded as a reduction to other income and is included in net interest expense on the income statement. The liability balance is being amortized as the swap contracts settle. The swap contracts expire on May 15, 2007. In accordance with AcG-13, prior period financial statements have not been restated.

3) LONG-TERM DEBT

a) 3.95% Medium Term Notes and Floating Rate Medium Term Notes

On January 15, 2004, the Trust's subsidiary, Canadian Oil Sands Limited ("COSL"), issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. Both the floating rate and 3.95% medium term notes mature on January 15, 2007, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest on the 3.95% notes is payable semi-annually on July 15 and January 15. Interest on the floating rate notes is payable quarterly on April 15, July 15, October 15, and January 15 of each year, commencing on April 15, 2004.

b) 5.55% Medium Term Notes

On June 29, 2004, COSL issued $200 million of 5.55% unsecured medium term notes. The notes mature on June 29, 2009, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest is payable on the notes semi-annually on June 29 and December 29.

4) ASSET RETIREMENT OBLIGATION

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Asset retirement obligation, beginning of period	$ 42,914	$ 44,265	$ 44,680	$ 44,965
Liabilities settled	-	(4)	(2,161)	(899)
Accretion expense	395	195	790	390
Asset retirement obligation, end of period	$ 43,309	$ 44,456	$ 43,309	$ 44,456

The total undiscounted estimated cash flows required to settle the obligation is $274 million (2003-$277 million), which have been discounted using a credit-adjusted risk free rate of 6.75%. The Trust estimates these expenditures will be made over the next 45 years, with the majority of the expenditures not being incurred for another 30 years when reclamation expenditures on the Aurora North mine are expected to be incurred. The expenditures will be funded from the Trust's funds from operations, and if necessary, from the Trust's mining reclamation trust accounts. The Trust deposits $0.1322 per barrel of production attributable to its 35.49 per cent working interest to mining reclamation trusts established for the purpose of funding the operating subsidiaries' share of environmental and reclamation obligations. As at June 30, 2004, including interest earned on the accounts, the balance of the mining reclamation trust accounts was $18.7 million.

Syncrude's upgrader facilities have indeterminate useful lives, therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures related to Syncrude's sulphur blocks are not determinable in the current period. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

5) UNITHOLDERS' EQUITY

During the first half of 2004, 583,230 Trust units ("Units") were issued for proceeds of approximately $25.3 million related to the Premium Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 27, 2004 and May 31, 2004.

The following table summarizes Units that have been issued for cash proceeds:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2004		87,195	$ 1,708,183
February 27, 2004	$ 45.99	306	$ 14,082
May 31, 2004	$ 40.59	277	$ 11,246
Balance, end of period		87,778	$ 1,733,511

6) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd., the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life

insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations under Syncrude's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects management's best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude's net defined benefit and contribution plans expense for the quarter and six months ended June 30 is as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Defined benefit plans				
Pension benefits	$ 5,021	$ 2,605	$ 9,997	$ 4,663
Other benefit plans	770	178	1,538	318
	$ 5,791	$ 2,783	$ 11,535	$ 4,981
Defined contribution plan	382	369	848	661
Total Benefit cost	$ 6,173	$ 3,152	$ 12,383	$ 5,642

7) INTEREST, NET

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Interest expense	$ 23,540	$ 16,579	$ 46,579	$ 29,766
Interest income and other	(297)	(1,509)	(1,201)	(2,900)
Interest expense, net	$ 23,243	$ 15,070	$ 45,378	$ 26,866

8) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist unitholders in reconciling funds from operations to unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ thousands, except per Unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Funds from operations	$ 155,006	$ 56,293	$ 296,794	$ 107,881
Add (Deduct):				
Capital expenditures	(205,948)	(189,438)	(424,353)	(322,375)
Non-acquisition financing, net [1]	112,555	238,036	236,543	313,992
Change in non-cash working capital	(16,654)	(60,843)	(19,180)	(15,041)
Reclamation trust funding	(1,070)	(894)	(2,164)	(1,534)
Unitholder distributions	$ 43,889	$ 43,154	$ 87,640	$ 82,923
Unitholder distributions per Unit	**$ 0.50**	**$ 0.50**	**$ 1.00**	**$ 1.00**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

9) DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at June 30, 2004 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil price contracts	$ (100,879)	$ (100,438)
Currency exchange contracts	35,854	34,448
3.95% Interest rate swap contracts	(455)	(287)
	$ (65,480)	$ (66,277)

10) CONTINGENT GAIN

In 2003, while preparing its 2002 income tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former service provider, PanCanadian Petroleum Limited ("PanCanadian"). In April of 2003, the Trust disclosed this error to Canada Customs and Revenue Agency ("CCRA") and undertook discussions with CCRA to rectify the incorrect filing. EnCana Corporation (successor in interest to PanCanadian) was advised of the error in April and has been in discussions with the Trust regarding the error since that time. In September 2003, CCRA provided their decision regarding the issue, which resulted in the Trust paying approximately $9 million for the tax liability related to the 2001 filing error, and approximately $1 million in interest that had accrued on the liability.

As the Trust believes the tax liability was resultant of an incorrect tax filing by its former tax service provider, the Trust is taking action to recover the $10 million cash payment from EnCana. The amount of the potential cash recovery is not determinable at June 30, 2004, and therefore, is considered to be a contingent gain. No amounts pertaining to the contingent gain have been recorded in the Trust's financial statements at June 30, 2004.

11) RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2004.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations:
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended June 30, 2004
(in thousands of dollars, except Interest coverage ratio)

Net income	$	364,311
Tax		(24,373)
Interest on debt [1] [2]		85,814
Net income before interest and taxes	$	425,752
Interest on debt	$	85,814
Interest coverage- earnings		5.0

[1] Excludes amortization of deferred financing charges of approximately $3.1 million, which is included in Interest, net on the consolidated financial statements.
[2] Includes interest rate swap amounts which have reduced interest expense by approximately $2.4 million.

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended June 30, 2004
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income [3]	$	34,758
Tax		(13,888)
Interest on debt [1] [2]		128,407
Deferred Trust Royalty		117,258
Net income before interest, taxes, & Deferred Trust Royalty	$	266,535
Interest on debt		128,407
Interest coverage- earnings		2.1

[1] Excludes amortization of deferred financing charges of approximately $3.1 million, which is included in Interest expense on the financial statements.
[2] Includes interest rate swap amounts which have reduced interest expense by approximately $2.4 million.
[3] Net of Deferred Trust Royalty provision.

Canadian Oil Sands Trust
Selected financial results of Canadian Oil Sands Limited
For the periods ending June 30
($ millions)

	Three Months Ended		Six Months Ended	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Production revenue	$ 366.3	$ 172.7	$ 694.9	$ 367.5
Operating income before other expenses [1]	$ 138.0	$ 53.5	$ 264.4	$ 101.9
Net income before Trust Royalties [2]	$ 90.7	$ 69.5	$ 190.2	$ 145.3
Net income	$ 10.0	$ 0.9	$ 31.9	$ 1.8

	As at June 30, 2004
Current assets	$ 441.7
Non-current assets	$ 3,933.4
Current liabilities [3]	$ 1,322.9
Non-current liabilities [4]	$ 3,044.4

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, and Trust Royalties.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $47.2 million (2003- $0.3 million).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1.0 billion.*

(4) *Includes a future income tax liability of $238.8 million and a deferred Trust Royalty liability of $703.2 million.*

(5) *As at June 30, 2004, Canadian Oil Sands Limited held a 31.74 per cent working interest in Syncrude, representing 89 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*